                                               Filed Pursuant to Rule 424(B)(4)
                                                     Registration No: 333-33585


PROSPECTUS

                                2,000,000 SHARES

                                O'CHARLEY'S LOGO

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by O'Charley's Inc. (the "Company"). The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CHUX." On October 16, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $16.9375 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                           PRICE TO                UNDERWRITING              PROCEEDS TO
                                            PUBLIC                 DISCOUNT(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share........................           $16.75                    $0.98                     $15.77
---------------------------------------------------------------------------------------------------------------
Total(3).........................        $33,500,000                $1,960,000               $31,540,000
===============================================================================================================

(1) The Company and certain shareholders of the Company (the "Selling Shareholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $400,000 payable by the Company.
(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day over-allotment option to purchase up to 232,000 and 68,000 additional shares of Common Stock, respectively, on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $38,525,000, the total Underwriting Discount will be $2,254,000, the total Proceeds to Company will be $35,198,640 and the total Proceeds to Selling Shareholders will be $1,072,360. See "Principal and Selling Shareholders" and "Underwriting."
                             ---------------------

     The shares of Common Stock are offered, subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about October 21, 1997.
                             ---------------------

J.C. Bradford & Co.
              NationsBanc Montgomery Securities, Inc.
                          Morgan Keegan, & Company, Inc.
                                October 16, 1997

                      Omitted Graphic and Image Material


        The following graphic and image material is omitted from the form of the prospectus filed electronically:

Inside Front Cover:

        1. A map of certain states in the Southeastern and Midwestern United States depicting the location of the Company's existing O'Charley's restaurants and restaurants under construction.

Inside Front Cover Fold-out:

        1. A picture of a Company server displaying one of the Company's appetizers.

        2. A picture of the interior of an O'Charley's restaurant.

        3. A picture of the exterior of an O'Charley's restaurant.

        4. A picture of the auditorium at the Company's training facility.

        5. A picture of one of the Company's tractor-trailers.

        6. A picture of the exterior of an O'Charley's restaurant.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein. All references in this Prospectus to shares and per share data have been adjusted to reflect a three-for-two stock split effective August 8, 1994. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting." As used herein, references to particular years refer to the Company's fiscal year ended on the last Sunday in December of such year.

                                  THE COMPANY

     O'Charley's Inc. (the "Company") owns and operates 79 O'Charley's restaurants in ten Southeastern and Midwestern states and franchises one O'Charley's restaurant in South Carolina. O'Charley's are full service, casual dining restaurants which appeal to traditional casual dining customers as well as value-oriented customers by offering high quality food at moderate prices with outstanding customer service. The Company's restaurants are open seven days a week, and most offer full bar service.

     The Company believes that it continues to successfully refine the O'Charley's concept to respond to changing customer tastes and preferences as evidenced by five consecutive years of annual increases in same store sales averaging 3.6% per year. During 1996, the Company's senior management undertook a comprehensive evaluation of the O'Charley's concept and its market position. As a result, the Company implemented a strategic plan designed to reinforce the Company's dedication to increasing profitability and providing the best possible dining experience to its customers. This plan included changes in senior management, a redesigned menu, an increase in the resources devoted to advertising and marketing, a new advertising campaign, an enhanced bonus and incentive compensation plan for the Company's restaurant managers and further refinements in the Company's restaurant prototype. The Company believes that these initiatives have had a positive impact on the Company's results of operations. For the first half of 1997, same store sales increased 4.1% over the first half of 1996, total revenues increased 20.4% over the first half of 1996 and restaurant operating margin improved to 20.0% from 17.6% in the first half of 1996.

     O'Charley's restaurants offer a varied menu of distinctive American fare made from original recipes. The Company's menu features approximately 45 items, including prime rib, steaks, chicken, seafood, made-from-scratch soups, entree salads, sandwiches, pastas and an assortment of appetizers and desserts. All specialty entrees are prepared using aged beef and fresh chicken and seafood, are cooked to order and are served with a choice of soup or salad, fresh yeast rolls and a side item. Most items are prepared on premises using fresh ingredients. To maintain freshness and quality, the Company operates its own commissary at which it ages and cuts its beef and prepares the yeast rolls and salad dressings served in its restaurants. The Company believes its menu offers a compelling value to the traditional casual dining customer while remaining competitive with restaurants targeting value-oriented customers. Lunch items range from $4.99 to $7.99, and dinner entrees range from $6.99 to $16.99. For the first half of 1997, the average check per customer, including beverages, was $8.20 for lunch and $11.80 for dinner.

     The Company seeks to create a casual, neighborhood atmosphere in its restaurants. The interior of the Company's prototype restaurant is open, casual and well lighted and features an exposed kitchen, warm woods, polished brass and brick and neon accents. Hand-painted murals depicting local history, people, places and events tailor the decor of many of the restaurants to the local community. The prototypical O'Charley's restaurant is a freestanding brick building containing approximately 6,500 square feet and seating for approximately 260 customers, including approximately 50 bar seats. The Company remodels its restaurants on average every three to five years to reflect refinements in the Company's prototype restaurant and changes in customer tastes. The Company remodeled 16 restaurants in 1996 and 12 restaurants in the first half of 1997 and plans to remodel an additional 14 restaurants during the remainder of 1997 and in 1998.

     The Company has opened ten new restaurants to date in 1997 and intends to open three additional restaurants during the remainder of 1997 and 14 to 16 new restaurants in 1998. The cost to construct new restaurants in 1997 ranged from approximately $1.7 million to $2.2 million, including land, building and equipment. The Company intends to continue developing new Company-owned restaurants in its target markets, primarily in the Southeast and Midwest. The Company's target markets include both metropolitan markets and smaller markets near metropolitan markets where the Company has a significant presence. The Company generally clusters its restaurants in metropolitan markets to enhance supervisory, marketing and distribution efficiencies. Smaller markets in which the Company locates its restaurants typically have fewer competing casual dining restaurants. In addition, due to their proximity to the Company's metropolitan markets, these smaller markets benefit from the Company's marketing efforts in the metropolitan markets and may be easily served by the Company's commissary and efficiently supervised. The Company analyzes a variety of factors in the site selection process for new restaurants, including local market demographics, site visibility and accessibility and proximity to retail, office and entertainment centers or other areas that management believes are significant sources of potential customers at both lunch and dinner.

     The principal executive offices and commissary operations of the Company are located at 3038 Sidco Drive, Nashville, Tennessee 37204, and its telephone number is (615) 256-8500.

                                  THE OFFERING

Common Stock offered by the Company..........  2,000,000 shares
Common Stock to be outstanding after the
  offering...................................  9,933,864 shares(1)
Use of proceeds..............................  To repay amounts outstanding under the
                                               Company's revolving credit facility. See "Use
                                               of Proceeds."
Nasdaq National Market symbol................  CHUX

---------------

(1) Excludes 1,889,814 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

                      SUMMARY FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE AND RESTAURANT OPERATING DATA)

                                                                                       28 WEEKS ENDED(2)
                                                            FISCAL YEARS(1)           -------------------
                                                     ------------------------------   JULY 14,   JULY 13,
                                                       1994       1995       1996       1996       1997
                                                     --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Restaurant sales...............................  $112,183   $138,098   $162,235   $84,306    $101,655
    Commissary sales...............................    10,483      9,429      2,264     1,241       1,375
    Franchise revenue..............................        31         30         31        17          16
                                                     --------   --------   --------   -------    --------
                                                      122,697    147,557    164,530    85,564     103,046
  Costs and expenses:
    Cost of restaurant sales:
      Cost of food, beverage and supplies..........    41,356     50,687     58,184    30,242      35,247
      Payroll and benefits.........................    33,641     41,511     50,227    26,217      31,361
      Restaurant operating costs...................    17,282     20,884     24,504    12,950      14,748
    Cost of commissary sales.......................     9,939      8,986      2,156     1,181       1,289
    Advertising, general and administrative
      expenses.....................................     7,717      8,187      9,370     4,802       6,739
    Depreciation and amortization..................     4,711      6,164      8,141     4,229       5,161
    Asset revaluation(3)...........................        --         --      5,110     5,110          --
                                                     --------   --------   --------   -------    --------
                                                      114,646    136,419    157,692    84,731      94,545
                                                     --------   --------   --------   -------    --------
  Income from operations...........................     8,051     11,138      6,838       833       8,501
  Other (income) expense:
    Interest expense, net..........................     1,290      1,920      2,588     1,340       1,971
    Litigation(4)..................................        --      1,000      6,200     8,500          --
    Other, net(5)..................................      (704)    (8,444)        (6)       92        (147)
                                                     --------   --------   --------   -------    --------
                                                          586     (5,524)     8,782     9,932       1,824
                                                     --------   --------   --------   -------    --------
  Earnings (loss) before income taxes..............     7,465     16,662     (1,944)   (9,099)      6,677
  Income tax expense (benefit)(6)..................     2,492      6,071       (797)   (3,185)      2,404
                                                     --------   --------   --------   -------    --------
  Net earnings (loss)(6)...........................  $  4,973   $ 10,591   $ (1,147)  $(5,914)   $  4,273
                                                     ========   ========   ========   =======    ========
  Earnings (loss) per common share(6)(7)...........  $   0.61   $   1.26   $  (0.15)  $ (0.76)   $   0.51
                                                     ========   ========   ========   =======    ========
  Weighted average common shares outstanding(7)....     8,137      8,438      7,802     7,779       8,417

RESTAURANT OPERATING DATA:
  Average weekly sales per restaurant(8)...........  $ 45,682   $ 47,057   $ 47,277   $46,663    $ 49,482
  Same store sales increase (decrease)(9)..........       3.6%       3.3%       0.4%     (0.1)%       4.1%
  Restaurant operating margin(10)..................      17.7%      18.1%      18.1%     17.6%       20.0%
  Company-owned restaurants open at end of
    period.........................................        50         61         69        69          78

                                                                   JULY 13, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL    ADJUSTED(11)
                                                              --------   ------------
BALANCE SHEET DATA:
  Working capital (deficit).................................  $(11,966)    $(11,966)
  Total assets..............................................   134,372      134,372
  Long-term debt and capitalized lease obligations, less
    current portion.........................................    51,188       20,048
  Total shareholders' equity................................    55,301       86,441

---------------

 (1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks of operations, while all other years consisted of 52 weeks. On January 5, 1996, Shoex, Inc., a franchisee of the Company ("Shoex"), merged with the Company in a transaction accounted for as a pooling-of-interests. The Company's financial and operating data have been restated to reflect the combined operations of the Company and Shoex. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources" and Note 2 of Notes to the Company's financial statements.

 (2) For accounting purposes, the first quarter consists of 16 weeks, and the second, third and fourth quarters each consist of 12 weeks.
 (3) Amount reflects a non-cash charge incurred in 1996 pursuant to the provisions of Statement of Financial Accounting Standards ("FAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." See Note 3 of Notes to the Company's financial statements.
 (4) Represents amounts reserved for litigation expenses and the settlement of litigation against the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Litigation" and Note 9 of Notes to the Company's financial statements.
 (5) Includes a gain in 1995 of approximately $7.4 million on the sale of the Company's ownership interest in Logan's Roadhouse, Inc. ("Logan's") and the sale of five restaurant properties to Logan's. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 14 of Notes to the Company's financial statements.
 (6) Prior to merging with the Company, Shoex operated as an S Corporation and was not subject to corporate income taxes. Pro forma adjustments have been made to income tax expense (benefit) and net earnings (loss) to give effect to federal and state income taxes as though Shoex had been subject to corporate income taxes for 1994 and 1995. See Note 10 of Notes to the Company's financial statements.
 (7) Loss per common share and weighted average common shares outstanding for 1996 and the 28 weeks ended July 14, 1996 have been restated to exclude common share equivalents from the computations of loss per common share and weighted average common shares outstanding because the inclusion of such common share equivalents was anti-dilutive.
 (8) Calculated by dividing total sales of all restaurants open during the period by the aggregate number of weeks all restaurants were open during such period.
 (9) Refers to the sales of only those restaurants open for each of the periods being compared.
(10) Reflects restaurant sales less cost of restaurant sales, expressed as a percentage of restaurant sales.
(11) Adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained elsewhere in this Prospectus, prospective investors should consider carefully the factors listed below in evaluating an investment in the Common Stock offered hereby.

EXPANSION RISKS

     The Company has opened ten new restaurants to date in 1997 and intends to open three additional restaurants during the remainder of 1997. Additionally, the Company intends to open 14 to 16 additional restaurants in 1998. The Company's continued growth depends on its ability to locate acceptable sites, open new restaurants and operate such restaurants profitably. The Company's growth strategy includes opening new restaurants in geographic markets in which the Company has limited or no previous operating experience. The Company's ability to expand the number of its restaurants will depend on a number of factors, including the selection and availability of quality restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training and retaining of skilled management and other personnel, the availability of adequate financing and other factors, many of which are beyond the control of the Company. The hiring and retention of management and other personnel may be difficult given the low unemployment rates in certain areas in which the Company operates. There can be no assurance that the Company will be successful in opening new restaurants in accordance with the Company's proposed schedule. Furthermore, there can be no assurance that the Company's new restaurants will generate revenues or profit margins consistent with those of the Company's existing restaurants or that the new restaurants will operate profitably. See "Business -- Growth Strategy."

GEOGRAPHIC CONCENTRATION

     The Company's existing restaurants are located predominantly in the Southeastern and Midwestern United States, with 27 of the 79 Company-owned O'Charley's restaurants located in Tennessee. The Company's plans include further expansion in the Southeast and Midwest. As a result, the Company's business, financial or operating results may be materially adversely affected by economic, weather or business conditions in the Southeast and Midwest, as well as other geographic regions in which the Company locates restaurants. See "Business -- Properties."

INCREASES IN OPERATING COSTS

     The profitability of the Company is significantly dependent on its ability to anticipate and react to changes in the prices of food, commodities, labor, employee benefits and similar items. Many restaurant commodities are subject to seasonal fluctuations in prices as a result of weather, changes in demand and other factors. Most of the factors affecting costs are beyond the control of the Company. There can be no assurance that the Company will be able to anticipate and react to changing costs through its purchasing practices or menu price adjustments without a material adverse effect on the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LABOR COST AND AVAILABILITY

     The Company competes with other restaurants for experienced management personnel and hourly employees. Given the low unemployment rates in certain areas in which the Company operates, the hiring and retention of qualified management and other personnel may be difficult. The Company may be forced to enhance its wage and benefits package in order to attract qualified management and other personnel. No assurance can be given that the Company's labor costs will not increase or that, if they do increase, they can be absorbed by the Company or offset by menu price adjustments. Any failure by the Company to attract and retain qualified management and other personnel, control its labor costs or offset any increased labor costs through menu price adjustments could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Restaurant Operations."

COMPETITION

     The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Such competitors include a large number of national and regional restaurant chains. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are or may be located. The Company's restaurants located in larger cities and metropolitan areas generally face more intense competition than restaurants located in smaller markets. Historically, the restaurant business has been affected by changes in consumer tastes and by national, regional or local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns and the type, number and location of competing restaurants. The Company also competes with other restaurants and retail establishments for quality sites. See "Business -- Competition."

DEPENDENCE ON SENIOR MANAGEMENT

     The development of the Company's business has been and will continue to be highly dependent upon the Company's President and Chief Executive Officer, Gregory L. Burns, its Executive Vice President and Chief Operating Officer, Steven J. Hislop, and its Chief Financial Officer, A. Chad Fitzhugh. None of the Company's executive officers has an employment agreement with the Company, and the Company does not have key employee life insurance covering any of its executive officers. The loss of the services of any one of these executive officers could have a material adverse effect upon the Company's business, financial condition or operating results. See "Management."

GOVERNMENT REGULATION

     The restaurant business is subject to extensive state and local government regulation, including regulations relating to the sale of food and alcoholic beverages. The Company's commissary is licensed and subject to regulation by the United States Department of Agriculture (the "USDA"). The failure to obtain or retain food and liquor licenses or to comply with applicable regulations would adversely affect the Company's operations. Restaurant operating costs are also affected by changes in the minimum hourly wage, unemployment tax rates and sales taxes. Additionally, laws and regulations governing access for the disabled and similar matters over which the Company has no control may increase restaurant operating costs. In particular, the Federal Americans With Disabilities Act (the "Disabilities Act") prohibits discrimination on the basis of disability in public accommodations and employment. The Company designs its restaurants to be accessible to the disabled and believes that it is in substantial compliance with all current applicable regulations relating to restaurant accommodations for the disabled. No assurance can be given, however, that the scope of the Disabilities Act will not change in the future such that the Company will be required to make material changes or improvements to new and existing restaurants. See "Business -- Government Regulation."

VOLATILITY OF MARKET PRICE

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to operate its existing restaurants profitably and to develop new restaurants at a significant rate and operate them profitably. If the Company is unable to operate its restaurants as profitably and develop restaurants at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

     In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock and Dividend Policy."

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management such as statements concerning the Company's future profitability and its operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "CHUX." The following table sets forth the range of the high and low sales prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market.

FISCAL 1995                                                    HIGH      LOW
-----------                                                   ------    ------
  First Quarter.............................................  $14.75    $ 9.75
  Second Quarter............................................   14.13     11.00
  Third Quarter.............................................   17.75     13.00
  Fourth Quarter............................................   15.00     11.00
FISCAL 1996
  First Quarter.............................................   14.75     10.50
  Second Quarter............................................   15.50     10.50
  Third Quarter.............................................   12.50      9.75
  Fourth Quarter............................................   13.50      9.50
FISCAL 1997
  First Quarter.............................................   14.38     11.88
  Second Quarter............................................   18.38     12.63
  Third Quarter.............................................   18.38     14.75
  Fourth Quarter (through October 16, 1997).................   17.25     16.63

     On October 16, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $16.9375 per share. The Company estimates that as of September 23, 1997, there were approximately 550 shareholders of record of the Common Stock.

     The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future. Presently, the Company's revolving credit facility (the "Revolver") prohibits the payment of cash dividends on the Common Stock without the consent of the participating banks.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby by the Company are estimated to be approximately $31.1 million ($34.8 million if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company.

     The Company intends to use the entire net proceeds to repay amounts outstanding under the Revolver. The Revolver provides for a maximum borrowing capacity of $70.0 million. The indebtedness to be repaid under the Revolver was incurred primarily for the development of new restaurants and the renovation of existing O'Charley's restaurants. Amounts outstanding under the Revolver bear interest at a variable rate at the Company's option equal to either the lender's index rate or LIBOR, plus a variable spread. At October 5, 1997, approximately $45.4 million of indebtedness was outstanding under the Revolver and bore interest at a weighted average interest rate of 7.0%. The final maturity date of the Revolver is November 30, 1999. The Revolver includes a provision to extend the maturity annually by one year, at the participating banks' option, beginning on the first anniversary of the Revolver (November 22, 1997). Following the offering and the application of the net proceeds as set forth herein, the Company anticipates that approximately $55.7 million will be available for borrowing under the Revolver to fund capital expenditures for the construction of new O'Charley's restaurants, improvements at existing restaurants, the acquisition of related equipment and general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and capitalized lease obligations and capitalization of the Company as of July 13, 1997, and as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                                  JULY 13, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt and capitalized lease
  obligations...............................................  $  4,052    $  4,052
                                                              ========    ========
Long-term debt and capitalized lease obligations, less
  current portion...........................................  $ 51,188    $ 20,048
Shareholders' equity:
  Preferred Stock, 100,000 shares authorized; no shares
     outstanding............................................        --          --
  Common Stock, no par value, 50,000,000 shares authorized;
     7,885,581 shares issued and outstanding; 9,885,581
      shares
     issued and outstanding, as adjusted(1).................    29,694      60,834
  Additional paid-in capital................................       652         652
  Retained earnings.........................................    24,955      24,955
                                                              --------    --------
          Total shareholders' equity........................    55,301      86,441
                                                              --------    --------
               Total capitalization.........................  $106,489    $106,489
                                                              ========    ========

---------------

(1) Excludes 1,865,929 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected financial data of the Company as of and for each of the fiscal years in the five-year period ended December 29, 1996, and for the 28 weeks ended July 14, 1996 and July 13, 1997. The statement of operations data for 1992 and 1993 and for the 28 weeks ended July 14, 1996 and July 13, 1997, and the balance sheet data as of the end of 1992, 1993 and 1994, and as of July 14, 1996 and July 13, 1997, are derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the Company's financial condition and results of operations. Operating results for the 28 weeks ended July 13, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 28, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the Notes thereto appearing elsewhere herein.

                                                                                                              28 WEEKS
                                                                                                              ENDED(2)
                                                                     FISCAL YEARS(1)                     -------------------
                                                    --------------------------------------------------   JULY 14,   JULY 13,
                                                     1992      1993       1994       1995       1996       1996       1997
                                                    -------   -------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Restaurant sales..............................  $75,267   $87,762   $112,183   $138,098   $162,235    $84,306   $101,655
    Commissary sales..............................    7,194     7,705     10,483      9,429      2,264      1,241      1,375
    Franchise revenue.............................       81       119         31         30         31         17         16
                                                    -------   -------   --------   --------   --------   --------   --------
                                                     82,542    95,586    122,697    147,557    164,530     85,564    103,046
  Costs and expenses:
    Cost of restaurant sales:
      Cost of food, beverage and supplies.........   27,837    32,451     41,356     50,687     58,184     30,242     35,247
      Payroll and benefits........................   22,762    26,635     33,641     41,511     50,227     26,217     31,361
      Restaurant operating costs..................   12,475    14,260     17,282     20,884     24,504     12,950     14,748
    Cost of commissary sales......................    6,806     7,327      9,939      8,986      2,156      1,181      1,289
    Advertising, general and administrative
      expenses....................................    5,116     5,894      7,717      8,187      9,370      4,802      6,739
    Depreciation and amortization.................    3,479     3,437      4,711      6,164      8,141      4,229      5,161
    Asset revaluation(3)..........................       --        --         --         --      5,110      5,110         --
                                                    -------   -------   --------   --------   --------   --------   --------
                                                     78,475    90,004    114,646    136,419    157,692     84,731     94,545
                                                    -------   -------   --------   --------   --------   --------   --------
  Income from operations..........................    4,067     5,582      8,051     11,138      6,838        833      8,501
  Other (income) expense:
    Interest expense, net.........................      701       793      1,290      1,920      2,588      1,340      1,971
    Litigation(4).................................       --        --         --      1,000      6,200      8,500         --
    Other, net(5).................................     (148)     (296)      (704)    (8,444)        (6)        92       (147)
                                                    -------   -------   --------   --------   --------   --------   --------
                                                        553       497        586     (5,524)     8,782      9,932      1,824
                                                    -------   -------   --------   --------   --------   --------   --------
  Earnings (loss) before income taxes.............    3,514     5,085      7,465     16,662     (1,944)    (9,099)     6,677
  Income tax expense (benefit) (6)................    1,277     1,867      2,492      6,071       (797)    (3,185)     2,404
                                                    -------   -------   --------   --------   --------   --------   --------
  Net earnings (loss) (6).........................  $ 2,237   $ 3,218   $  4,973   $ 10,591   $ (1,147)  $ (5,914)  $  4,273
                                                    =======   =======   ========   ========   ========   ========   ========
  Earnings (loss) per common share (6)(7).........  $  0.31   $  0.42   $   0.61   $   1.26   $  (0.15)  $  (0.76)  $   0.51
                                                    =======   =======   ========   ========   ========   ========   ========
  Weighted average common shares outstanding
    (7)...........................................    7,279     7,689      8,137      8,438      7,802      7,779      8,417
BALANCE SHEET DATA:
  Working capital (deficit).......................  $(1,946)  $(3,327)  $ (3,050)  $ (7,344)  $(10,864)  $(10,818)  $(11,966)
  Total assets....................................   43,831    57,971     76,082     93,351    117,159    105,833    134,372
  Long-term debt and capitalized lease
    obligations,
    less current portion..........................    7,555    13,684     20,884     21,262     41,619     35,098     51,188
  Total shareholders' equity......................   27,897    33,204     40,804     51,787     50,926     45,530     55,301

---------------

(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks of operations, while all other years consisted of 52 weeks. The Company's financial and operating data have been restated to reflect the combined operations of the Company and Shoex. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 2 of Notes to the Company's financial statements.
(2) For accounting purposes, the first quarter consists of 16 weeks, and the second, third and fourth quarters each consist of 12 weeks.

(3) Amount reflects a non-cash charge incurred in 1996 pursuant to the provisions of FAS 121. See Note 3 of Notes to the Company's financial statements.
(4) Represents amounts reserved for litigation expenses and the settlement of litigation against the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Litigation" and Note 9 of Notes to the Company's financial statements.
(5) Includes a gain of approximately $7.4 million on the sale of the Company's ownership interest in Logan's and the sale of five restaurant properties to Logan's. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 14 of Notes to the Company's financial statements.
(6) Prior to merging with the Company, Shoex operated as an S Corporation and was not subject to corporate income taxes. Pro forma adjustments have been made to income tax expense (benefit) and net earnings (loss) to give effect to federal and state income taxes as though Shoex had been subject to corporate income taxes for 1994 and 1995. See Note 10 of Notes to the Company's financial statements.
(7) Loss per common share and weighted average common shares outstanding for 1996 and the 28 weeks ended July 14, 1996 have been restated to exclude common share equivalents from the computations of loss per common share and weighted average common shares outstanding because the inclusion of such common share equivalents was anti-dilutive.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company currently owns and operates 79 O'Charley's restaurants in Alabama, Florida, Georgia, Indiana, Kentucky, Mississippi, North Carolina, Ohio, South Carolina and Tennessee and franchises one O'Charley's restaurant in South Carolina. The Company was founded in 1983 as a franchisee of an unrelated concept. In May 1984, the Company acquired the original O'Charley's restaurant in Nashville, Tennessee and shortly thereafter terminated its franchise relationship. From 1984 to the Company's initial public offering in July 1990 (the "IPO"), the Company grew to 20 Company-owned O'Charley's restaurants and eight franchised O'Charley's restaurants.

     Since the IPO, the Company has grown through the development of new restaurants and the acquisition of seven O'Charley's restaurants from its franchisees, including its merger in January 1996 with Shoex, a franchisee of the Company which operated six O'Charley's restaurants in Alabama. The following table reflects the growth in the number of Company-owned restaurants for the periods presented.

                                                        FISCAL YEARS
                                                    --------------------   28 WEEKS ENDED
RESTAURANTS                                         1994    1995    1996   JULY 13, 1997
-----------                                         ----    ----    ----   --------------
In operation, beginning of period.................   38      44      55          69
Restaurants opened................................    6      11      12           9
Restaurants acquired from franchisee..............   --      --       6          --
Restaurants closed................................   --      --      (4)         --
                                                     --      --      --          --
In operation, end of period.......................   44      55      69          78
                                                     ==      ==      ==          ==

     Revenues consist of restaurant sales and to a lesser extent commissary sales and franchise revenue. Restaurant sales includes food and beverage sales and are net of applicable state and city sales taxes. Commissary sales represents sales to outside parties. Prior to October 1995, commissary sales consisted primarily of sales of food products and other supplies to third-party restaurant companies. Since October 1995, commissary sales have consisted primarily of sales of O'Charley's label food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs. Consistent with industry trends, liquor sales as a percentage of restaurant sales has decreased in the first half of 1997 and each of 1996 and 1995.

     Cost of food, beverage and supplies primarily consists of the costs of beef, poultry, seafood, produce and alcoholic and non-alcoholic beverages. Various factors beyond the Company's control, including adverse weather, cause periodic fluctuations in food costs. Generally, these temporary increases are absorbed by the Company and are not passed on to customers; however, management may adjust menu prices to compensate for increased costs of a more permanent nature.

     Payroll and benefits includes restaurant management salaries and bonuses, hourly wages for unit level employees, payroll taxes, workers' compensation, various health, life and dental insurance programs, vacation expense and sick pay. The federal minimum wage rate increased $0.50 per hour on September 1, 1997, which is expected to have a slight impact on payroll costs in the third and fourth quarters of 1997.

     Restaurant operating costs includes occupancy and other expenses at the restaurant level, except property and equipment depreciation and amortization, which are primarily fixed in nature and generally do not vary with unit sales volume. Rent, supervisory salaries, bonuses and expenses, management training salaries, property insurance, property taxes, utilities, repairs and maintenance, outside services and credit card fees account for the major expenses in this category.

     Depreciation and amortization primarily includes depreciation on property and equipment calculated on a straight-line basis over an estimated useful life and amortization of preopening costs for new restaurants, which includes costs of hiring and training the initial staff and certain other costs. Preopening costs are amortized over a 12-month period commencing on the date the restaurant opens. As of July 13, 1997, the amount of preopening costs, net of amortization, on the Company's balance sheet was $1.3 million. Depreciation and amortization as a percentage of total revenues may increase as the number of new store openings increases.

     Advertising, general and administrative expenses includes all advertising and corporate and administrative functions that support the existing restaurant base and provide the infrastructure for future growth. Advertising, executive management and support staff salaries, bonuses and related expenses, data processing, legal and accounting expenses and office expenses account for the major expenses in this category.

     A $5.1 million charge relating to the revaluation of certain assets was recorded in 1996 pursuant to the provisions of FAS 121. See "-- Results of Operations -- Fiscal Year Ended December 29, 1996 Compared to the Fiscal Year Ended December 31, 1995" and Note 3 of Notes to the Company's financial statements.

     The following section should be read in conjunction with "Summary Financial and Operating Data," "Selected Financial Data" and the Company's financial statements and the related Notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, except as otherwise indicated, of certain statement of operations data for the periods indicated.

                                                                                          28 WEEKS ENDED
                                                                 FISCAL YEARS          --------------------
                                                            -----------------------    JULY 14,    JULY 13,
                                                            1994     1995     1996       1996        1997
                                                            -----    -----    -----    --------    --------
Revenues:
  Restaurant sales........................................   91.4%    93.6%    98.6%     98.5%       98.7%
  Commissary sales........................................    8.6      6.4      1.4       1.5         1.3
                                                            -----    -----    -----     -----       -----
                                                            100.0    100.0    100.0     100.0       100.0
Costs and expenses:
  Cost of restaurant sales(1):
    Cost of food, beverage and supplies...................   36.9     36.7     35.9      35.9        34.7
    Payroll and benefits..................................   30.0     30.1     30.9      31.1        30.8
    Restaurant operating costs............................   15.4     15.1     15.1      15.4        14.5
                                                            -----    -----    -----     -----       -----
                                                             82.3     81.9     81.9      82.4        80.0
                                                            -----    -----    -----     -----       -----
  Restaurant operating margin(2)..........................   17.7     18.1     18.1      17.6        20.0
  Cost of commissary sales(3).............................   94.8     95.3     95.2      95.2        93.7
  Advertising, general and administrative expenses........    6.3      5.5      5.7       5.6         6.5
  Depreciation and amortization...........................    3.8      4.2      4.9       4.9         5.0
  Asset revaluation.......................................     --       --      3.1       6.0          --
                                                            -----    -----    -----     -----       -----
Income from operations....................................    6.6      7.5      4.2       1.0         8.2
Other (income) expense:
  Interest expense, net...................................    1.1      1.3      1.6       1.6         1.9
  Litigation..............................................     --      0.7      3.8       9.9          --
  Other, net..............................................   (0.6)    (5.7)      --       0.1        (0.1)
                                                            -----    -----    -----     -----       -----
Earnings (loss) before income taxes.......................    6.1     11.3     (1.2)    (10.6)        6.4
Income tax expense (benefit)(4)...........................    2.0      4.1     (0.5)     (3.7)        2.3
                                                            -----    -----    -----     -----       -----
Net earnings (loss)(4)....................................    4.1%     7.2%    (0.7)%    (6.9)%       4.1%
                                                            =====    =====    =====     =====       =====

---------------

(1) As a percentage of restaurant sales.
(2) Reflects restaurant sales less cost of restaurant sales, expressed as a percentage of restaurant sales.
(3) As a percentage of commissary sales.
(4) Prior to merging with the Company, Shoex operated as an S Corporation and was not subject to corporate income taxes. Pro forma adjustments have been made to income tax expense (benefit) and net earnings (loss) to give effect to federal and state income taxes as though Shoex had been subject to corporate income taxes for 1994 and 1995. See Note 10 of Notes to the Company's financial statements.

  Twenty-Eight Weeks Ended July 13, 1997 Compared to the Twenty-Eight Weeks Ended July 14, 1996

     Total revenues in the first half of 1997 increased $17.4 million, or 20.4%, to $103.0 million from $85.6 million in the comparable period in the prior year. This increase was primarily attributable to the addition of nine restaurants in the first half of 1997 and an increase in same store sales of 4.1%. The increase in same store sales resulted from an increase in customer counts partially offset by a slight decrease in check average. The increase in customer counts resulted from the introduction of a redesigned menu and a new advertising campaign in the fourth quarter of 1996 and milder weather in the Company's markets during the first half of 1997 as compared to the first half of 1996. The decrease in check average resulted from the introduction of certain lower priced seasonal promotions in the first half of 1997, partially offset by a menu price increase of approximately 1.4% instituted in the last six weeks of the first quarter of 1997. Liquor sales as a percentage of restaurant sales decreased to 12.1% in the first half of 1997 reflecting industry trends.

     Cost of food, beverage and supplies in the first half of 1997 increased $5.0 million, or 16.5%, to $35.2 million from $30.2 million in the comparable period in the prior year. Cost of food, beverage and supplies as a percentage of restaurant sales decreased to 34.7% in the first half of 1997 from 35.9% for the comparable period in 1996. This decrease was primarily attributable to cost reductions in certain high volume food commodities, increased operating efficiencies of the Company's commissary and overall lower produce costs due primarily to lower potato costs.

     Payroll and benefits increased $5.2 million, or 19.6%, to $31.4 million in the first half of 1997 from $26.2 million in the comparable period in the prior year. Payroll and benefits as a percentage of restaurant sales decreased to 30.8% in the first half of 1997 from 31.1% for the comparable period in 1996. Increases in restaurant management bonus expense, wage rates and vacation expense were offset by certain employee benefit cost reductions, including workers' compensation, health insurance and economies achieved from overall higher sales volume. The increase in bonus expense resulted from higher bonuses earned by restaurant management upon the improvement in restaurant level profits in 1997.

     Restaurant operating costs in the first half of 1997 increased $1.7 million, or 13.9%, to $14.7 million from $13.0 million in the comparable period in the prior year. Restaurant operating costs as a percentage of restaurant sales decreased to 14.5% in the first half of 1997 from 15.4% in the comparable period in 1996. This decrease was primarily attributable to the allocation of certain supervisory and overhead costs over a greater number of restaurants and higher average unit sales. Since January 1996, the Company has generally opened new stores in existing geographical markets which has contributed to a slower growth rate in certain expenses, particularly supervisory costs. Additionally, rent expense as a percentage of restaurant sales was lower as the Company continued to purchase most of its restaurant sites.

     Restaurant operating margin as a percentage of restaurant sales increased to 20.0% in the first half of 1997 from 17.6% in the comparable period in 1996.

     Advertising, general and administrative expenses increased $1.9 million, or 40.3%, to $6.7 million in the first half of 1997 from $4.8 million in the comparable period in the prior year. Advertising, general and administrative expenses as a percentage of total revenues increased to 6.5% in the first half of 1997 from 5.6% in the comparable period in 1996. This increase was primarily the result of an increase in advertising expenditures and bonus expense for corporate management. The Company introduced a television and radio advertising campaign in the fourth quarter of 1996 in conjunction with the introduction of a redesigned menu. These advertising expenses, which increased to 2.8% of restaurant sales in the first half of 1997 as compared to approximately 2.3% in 1996, are expected to continue at these percentage levels for the remainder of 1997. Bonus expense increased primarily as a result of an increase in corporate management bonus compensation which is based in part on a formula that rewards increased profits.

     Depreciation and amortization in the first half of 1997 increased $1.0 million, or 22.0%, to $5.2 million from $4.2 million in the comparable period in the prior year. Depreciation and amortization as a percentage of total revenues increased to 5.0% in the first half of 1997 from 4.9% in the comparable period in 1996.

     Interest expense, net increased $631,000, or 47.1%, to $2.0 million in the first half of 1997 from $1.3 million in the comparable period in 1996. This increase in interest expense was primarily the result of increased borrowings under the Revolver and capitalized lease obligations to fund the Company's growth.

     Other, net was net income of $147,000 in the first half of 1997 as compared to net expense of $92,000 in the comparable period in 1996.

     Income tax expense was $2.4 million in the first half of 1997 as compared to income tax benefit of $3.2 million in the comparable period in the prior year. Income tax expense (benefit) as a percentage of earnings (loss) before income taxes for the first half of 1997 was 36.0% as compared to 35.0% in the comparable period in 1996.

  Fiscal Year Ended December 29, 1996 Compared to the Fiscal Year Ended December 31, 1995

     Total revenues in 1996 increased $17.0 million, or 11.5%, to $164.5 million from $147.5 million in 1995 as a result of an increase in restaurant sales of $24.1 million, or 17.5%, partially offset by a decrease in commissary sales of $7.2 million, or 76.0%. This increase in restaurant sales was primarily attributable to the addition of 12 new restaurants in 1996 and an increase in same store sales of 0.4%. Additionally, restaurant sales were positively affected by higher average unit volumes at newly opened units. In 1996, the Company's average check increased approximately $0.30 primarily as a result of a menu price increase of 1.5% taken in the fourth quarter of 1995 and a redesigned menu (introduced in 1996) which included several higher priced menu items. Restaurant sales were significantly impacted during January and February of 1996 by unusually severe winter storms in the Company's markets. The comparison of 1996 and 1995 restaurant sales was also affected by 1995 being a 53-week year while 1996 was a 52-week year and the closure of four restaurants in the third quarter of 1996 that were open for all of 1995. Liquor sales as a percentage of restaurant sales decreased to 13.3% in 1996 reflecting industry trends.

     Cost of food, beverage and supplies in 1996 increased $7.5 million, or 14.8%, to $58.2 million from $50.7 million in 1995. Cost of food, beverage and supplies as a percentage of restaurant sales decreased to 35.9% in 1996 from 36.7% in 1995. This decrease was primarily related to an overall decrease in food costs as a result of cost reductions in certain high volume food commodities and to the increased purchasing power and operating efficiencies of the Company's commissary. The Company experienced lower overall produce cost in 1996 primarily as a result of lower lettuce and potato costs. Additionally, the Company's overall poultry and beef costs were lower in 1996. Other overall wholesale costs increased slightly in 1996 but did not have a significant impact on food and beverage cost. The redesigned menu introduced in the fourth quarter of 1996 slightly lowered the overall food cost percentage.

     Payroll and benefits increased $8.7 million, or 21.0%, to $50.2 million in 1996 from $41.5 million in 1995. Payroll and benefits as a percentage of restaurant sales increased to 30.9% in 1996 from 30.1% in 1995 primarily as a result of higher hourly wage rates, increased bonuses and employee benefit costs, including vacation expense and health insurance. In addition, an increase in the federal minimum wage rate to $4.75 from $4.25 on October 1, 1996, resulted in a slight increase in labor cost. These increases were partially offset by a reduction in workers' compensation expense. As a result of increased competition and the low unemployment rates in the markets in which O'Charley's restaurants are located, the Company continued to increase wages and benefits in order to attract and retain management and hourly coworkers.

     Restaurant operating costs in 1996 increased $3.6 million, or 17.3%, to $24.5 million from $20.9 million in 1995. Restaurant operating costs as a percentage of restaurant sales were unchanged in 1996 as compared to 1995. Supervisory and overhead costs decreased as a percentage of restaurant sales as a result of allocating such costs over a greater number of stores. Additionally, rent expense as a percentage of restaurant sales was lower as the Company continued to purchase most of its restaurant sites. These decreases were offset by increases in certain operating costs including utilities, outside services and taxes.

     Restaurant operating margin as a percentage of restaurant sales was 18.1% in both 1996 and 1995.

     Advertising, general and administrative expenses increased $1.2 million, or 14.4%, to $9.4 million in 1996 from $8.2 million in 1995. Advertising, general and administrative expenses as a percentage of total revenues increased to 5.7% in 1996 from 5.5% in 1995. The Company increased advertising expenditures in 1996, particularly during the fourth quarter as the redesigned menu was introduced in conjunction with a new radio and television advertising campaign. Additionally, the Company incurred higher salary and related payroll costs as a result of the hiring of additional management personnel in the areas of information services, advertising and real estate. These increases were partially offset by a decrease in executive officers' bonus compensation which is based in part on a formula that rewards increased profits. Certain other cost percentages decreased as a result of spreading certain general and administrative expenses over increased total revenues.

     Depreciation and amortization in 1996 increased $1.9 million, or 32.1%, to $8.1 million from $6.2 million in 1995. Depreciation and amortization as a percentage of total revenues increased to 4.9% in 1996 from 4.2% in 1995. Amortization of preopening expenses increased as a result of a greater number of new stores open for less than one year. In 1996, the Company incurred additional capital expenditures for several major restaurant remodels, computer equipment and technological upgrades which increased the amount of depreciation expense.

     Asset revaluation in 1996 represents charges for assets impaired under FAS
121. During the second quarter of 1996, the Company identified certain restaurant units for possible impairment. Once identified, management estimated the undiscounted future cash flows for each unit and determined that for each unit the asset's net book value exceeded its related undiscounted cash flows. As a result, the Company recognized asset write-downs totaling $5.1 million in the second quarter of 1996. Such amount included $2.5 million related to assets to be disposed of, including a charge of $536,000 related to two restaurant units which were subsequently closed and sold later in the year, and $2.0 million for two restaurant units which were closed in the third quarter of 1996 and are expected to be disposed of in 1997. The Company also recognized asset write-downs related to assets to be held and used totaling $2.6 million, including $445,000 primarily for restaurant computer equipment and $2.2 million for five restaurant units expected to remain open or to be relocated. The write-downs were based on management's estimates of the fair market value of the respective restaurant unit as determined primarily by reference to market prices for similar assets and, in the case of the units to be disposed of, management's estimates of the cost to dispose of such units. The write-down of restaurant computer equipment and software related to systems which management decided to abandon in favor of new systems. See Note 3 of Notes to the Company's financial statements.

     Income from operations decreased $4.3 million, or 38.6%, to $6.8 million in 1996 from $11.1 million in 1995. This decrease was primarily the result of the $5.1 million charge for assets impaired under FAS 121. Excluding the $5.1 million charge for assets impaired under FAS 121, income from operations in 1996 would have been $11.9 million, an increase of $810,000 over 1995. Income from operations as a percentage of total revenues, excluding the effects of the charge for assets impaired, would have decreased to 7.3% in 1996 from 7.5% in 1995. This decrease was primarily the result of increased advertising, general and administrative expenses, due primarily to increased advertising expenditures, and increased depreciation and amortization, due primarily to increased depreciation resulting from the increased level of capital expenditures from store expansion.

     Interest expense, net increased $668,000, or 34.8%, to $2.6 million in 1996 from $1.9 million in 1995. The increased amount of interest expense was directly related to the increase in borrowings under the Revolver and increased borrowings under capitalized lease obligations. This increase was partially offset by a reduction in the average interest rate paid by the Company in 1996.

     Litigation in 1996 and 1995 represents charges related to a class action lawsuit alleging racial discrimination. See "-- Liquidity and Capital Resources."

     Other, net decreased significantly in 1996 from 1995 as a result of the sale of the Company's interest in Logan's in 1995. In July 1995, Logan's completed an initial public offering, and the Company sold substantially all of its interest in Logan's and recorded a gain of approximately $7.4 million.

     Income tax benefit was $797,000 in 1996 as compared to income tax expense of $6.1 million in 1995. Income tax expense (benefit) as a percentage of earnings (loss) before income taxes was (41.0%) in 1996 as compared to 36.4% in 1995. The income tax benefit in 1996 was higher than the statutory rate of 36.0% because of the amount of the Federal Insurance Contribution Act tip credits in relation to a lower taxable income. Taxable income was lower as a result of the tax deductibility of certain litigation and FAS 121 expenses. Beginning in October 1996, the Work Opportunity Tax Credit ("WOTC") program was started which replaced the Targeted Job Tax Credits ("TJTC") program which was discontinued at the beginning of 1995. The WOTC program is similar to the TJTC program in that companies receive federal tax credits for hiring certain qualified disadvantaged workers.

  Fiscal Year Ended December 31, 1995 Compared to the Fiscal Year Ended December 25, 1994

     Total revenues in 1995 increased $24.8 million, or 20.3%, to $147.5 million from $122.7 million in 1994 as a result of an increase in restaurant sales of $25.9 million, or 23.1%, partially offset by a decrease in commissary sales of $1.1 million, or 10.1%. The increase in restaurant sales in 1995 was the result of opening 11 new restaurants, an increase in same store sales of 3.3% and an additional week of operations in fiscal 1995. The increase in same store sales was primarily the result of an increase in customer counts partially offset by a slight decrease in the overall check average. Liquor sales as a percentage of restaurant sales decreased to 14.5% in 1995 from 15.9% in 1994 reflecting industry trends. The decrease in commissary sales in 1995 was primarily the result of discontinuing sales to certain unaffiliated restaurants, partially offset by increased sales to Logan's.

     Cost of food, beverage and supplies in 1995 increased $9.3 million, or 22.6%, to $50.7 million from $41.4 million in 1994. Cost of food, beverage and supplies as a percentage of restaurant sales decreased to 36.7% in 1995 from 36.9% in 1994. The improvement was primarily attributable to the increased purchasing power and operating efficiencies of the Company's commissary.

     Payroll and benefits increased $7.9 million, or 23.4%, to $41.5 million in 1995 from $33.6 million in 1994. Payroll and benefits as a percentage of restaurant sales increased to 30.1% in 1995 from 30.0% in 1994. An increase in base salaries, hourly wage rates and employee benefit costs in 1995 was partially offset by lower workers' compensation costs, slightly lower bonus expense and economies achieved from overall higher sales volumes.

     Restaurant operating costs in 1995 increased $3.6 million, or 20.8%, to $20.9 million from $17.3 million in 1994. Restaurant operating costs as a percentage of restaurant sales decreased to 15.1% in 1995 from 15.4% in 1994 primarily as a result of the economies achieved through the improvement in same store sales and gains in overall restaurant sales volume. Additionally, the Company achieved a lower restaurant operating cost percentage from allocating certain supervisory and overhead costs over a greater number of stores.

     Restaurant operating margin as a percentage of restaurant sales increased to 18.1% in 1995 from 17.7% in 1994.

     Advertising, general and administrative expenses increased $470,000, or 6.1%, to $8.2 million in 1995 from $7.7 million in 1994. Advertising, general and administrative expenses as a percentage of total revenues decreased to 5.5% in 1995 from 6.3% in 1994. This decrease was primarily the result of spreading certain general and administrative expenses over a greater volume of total revenue and from a decrease in the percentage cost of advertising expenditures.

     Depreciation and amortization in 1995 increased $1.5 million, or 30.8%, to $6.2 million in 1995 from $4.7 million in 1994. Depreciation and amortization as a percentage of total revenue increased to 4.2% in 1995 from 3.8% in 1994. Amortization of preopening expenses increased as a result of an increase in the number of new stores open for less than one year.

     Interest expense, net increased $630,000, or 48.8%, to $1.9 million in 1995 from $1.3 million in 1994. The increased amount of interest expense was directly related to the increase in borrowings under the Revolver and increased borrowings under capitalized lease obligations.

     Litigation in 1995 represents charges related to a class action lawsuit alleging racial discrimination. See "-- Liquidity and Capital Resources."

     Other, net increased significantly in 1995 as a result of the sale of the Company's interest in Logan's in 1995. During the first three quarters of 1995 and in 1994, the Company received equity earnings from Logan's and net rental income and guarantee fees related to its ownership of five Logan's restaurant sites.

     Income tax expense increased $3.6 million to $6.1 million in 1995 from $2.5 million in 1994. Income tax expense as a percentage of earnings before income taxes was 36.4% in 1995 as compared to 33.4% in 1994. The income tax rate in 1995 increased primarily as a result of the discontinuance of the TJTC program and an increase in the Company's federal income tax rate.

IMPACT OF INFLATION

     The impact of inflation on the cost of food, labor, equipment, land and construction costs could affect the Company's operations. A majority of the Company's employees are paid hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which the Company's restaurants are located, the Company has continued to increase wages and benefits in order to attract and retain management personnel and hourly coworkers. In addition, most of the Company's leases require the Company to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. The Company may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at existing restaurants.

QUARTERLY FINANCIAL AND RESTAURANT OPERATING DATA

     The following is a summary of certain unaudited quarterly results of operations for each of the last three fiscal years and the first half of 1997. For accounting purposes, the first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks (13 weeks in the fourth quarter of 1995 because it was a 53-week year):

                                                             FIRST      SECOND     THIRD      FOURTH
                                                            QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
                                                            --------   --------   --------   --------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
FISCAL YEAR ENDED DECEMBER 25, 1994:
  Revenues................................................   $35,295    $28,106    $29,664    $29,632    $122,697
  Income from operations..................................     2,339      1,860      1,919      1,933       8,051
  Pro forma net earnings(1)...............................     1,402      1,082      1,172      1,317       4,973
  Pro forma earnings per common share(1)..................   $  0.18    $  0.13    $  0.14    $  0.16    $   0.61
  Restaurants in operation, end of quarter................        47         47         49         50          50
FISCAL YEAR ENDED DECEMBER 31, 1995:
  Revenues................................................   $41,858    $33,676    $34,091    $37,932    $147,557
  Income from operations..................................     3,120      2,520      2,449      3,049      11,138
  Pro forma net earnings(1)...............................     1,242      1,493      6,050      1,805      10,591
  Pro forma earnings per common share(1)..................   $  0.15    $  0.18    $  0.72    $  0.21    $   1.26
  Restaurants in operation, end of quarter................        53         56         58         61          61
FISCAL YEAR ENDED DECEMBER 29, 1996:
  Revenues................................................   $47,079    $38,485    $39,295    $39,671    $164,530
  Income (loss) from operations...........................     3,258     (2,425)     2,852      3,153       6,838
  Net earnings (loss).....................................     1,569     (7,483)     1,497      3,270      (1,147)
  Earnings (loss) per common share(2).....................   $  0.19    $ (0.96)   $  0.18    $  0.39    $  (0.15)
  Restaurants in operation, end of quarter................        66         69         68         69          69
FISCAL YEAR ENDING DECEMBER 28, 1997:
  Revenues................................................   $56,635    $46,411
  Income from operations..................................     4,500      4,001
  Net earnings............................................     2,262      2,011
  Earnings per common share...............................   $  0.27    $  0.24
  Restaurants in operation, end of quarter................        75         78

---------------

(1) Prior to merging with the Company, Shoex operated as an S Corporation and was not subject to corporate income taxes. Pro forma adjustments have been made to income tax expense and net earnings to give effect to federal and state income taxes as though Shoex had been subject to corporate income taxes for 1994 and 1995. See Note 10 of Notes to the Company's financial statements.
(2) Loss per common share for 1996 and the second quarter of 1996 have been restated to exclude common share equivalents from the computation of loss per common share because the inclusion of such common share equivalents was anti-dilutive.

     Management believes that there is a small degree of seasonality to the Company's business, with average weekly sales being slightly lower in the winter months. However, because the Company's first fiscal quarter consists of 16 weeks, the effect of such seasonality is not necessarily reflected in the Company's quarterly financial results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital needs arise from the development of new restaurants and the maintenance and improvement of existing restaurants. Historically, the Company's primary sources for working capital have been cash provided from operations, bank indebtedness and capitalized lease obligations. During the first half of 1997, the Company expended approximately $20.1 million in capital for the development of nine new restaurants, improvements to existing restaurants, the construction of the Company's training center and for new equipment and additional warehouse space at the Company's commissary (including $3.9 million of equipment financed under capital lease arrangements). Additionally, the Company repaid $2.0 million in principal on its capitalized lease obligations and long-term debt and incurred $1.5 million in preopening costs. These capital outlays were funded primarily by borrowings of $8.4 million under the Revolver, borrowings of approximately $3.9 million under capitalized lease obligations, $8.7 million in cash provided by operating activities and approximately $1.0 million in proceeds from the sale of certain assets.

     During 1996, the Company expended approximately $33.7 million in capital for the development of 12 new stores and improvements to existing facilities (including $5.9 million of equipment financed under capital lease arrangements). Additionally, the Company capitalized approximately $2.2 million in preopening costs and made $3.6 million in principal reductions in its long-term debt and capitalized lease obligations. These capital outlays were funded primarily by $10.7 million in cash provided by operating activities, borrowings of $18.5 million under the Revolver and borrowings of $5.9 million under capitalized lease obligations.

     As of July 13, 1997, the Company had four additional restaurants under construction, all of which are expected to open during the remainder of 1997. The Company expects to open 14 to 16 new Company-owned restaurants in 1998. Management estimates that the Company will make approximately $14.0 million in capital expenditures during the remainder of 1997 and approximately $39.0 million in 1998. Actual capital expenditures may increase based on a number of factors, including the timing of additional purchases of future restaurant sites. The Company intends to continue financing the furniture, fixtures and equipment for its new stores with capitalized lease obligations.

     As of July 13, 1997, $37.4 million of indebtedness was outstanding under the Revolver and bore interest at a weighted average rate of 7.0%. The Revolver provides for a maximum borrowing capacity of $70.0 million and matures on November 30, 1999. The Revolver includes a provision to extend the maturity annually by one year, at the participating banks' option, beginning on the first anniversary of the Revolver (November 22, 1997). The Revolver imposes restrictions on the Company with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers and the payment of dividends.

     Management believes that following the application of the net proceeds of this offering, available cash, cash generated from operations and borrowings under the Revolver and capitalized lease obligations will be sufficient to finance its operations and expected growth through 1999.

     As of the beginning of 1995, the Company owned 20% of Logan's Partnership (the "Partnership") pursuant to the Logan's Partnership Agreement (the "Agreement"). Under the Agreement, the Company had the option to purchase the remaining 80% interest in the Partnership at a 25% discount from its then appraised value. The Agreement was amended and the Company agreed to forego its purchase option in the event the Partnership consummated a "qualifying initial public offering" (as defined in the amended Agreement), and at such time, the Company's percentage interest in the Partnership would increase depending on the timing of any such qualifying offering. During the first quarter of 1995, Logan's was formed, and the Company's interest in the Partnership was transferred to Logan's in exchange for a 31.1% interest (as determined under the amended Agreement) in Logan's which occurred upon a qualifying initial public offering. The Logan's initial public offering became effective on July 26, 1995, at which time the Company sold substantially all of its shares (628,995 shares) and received net proceeds from the sale of approximately $7.9 million. In connection with the Logan's offering, Logan's purchased all of the Logan's restaurant properties owned by the Company at their appraised fair market value of approximately $6.1 million. The total proceeds from the Logan's offering of $14.0 million netted cash of approximately $10.7 million after federal and state taxes, which was used to reduce the Company's long-term debt. As a result of the Logan's offering, the Company earned and reported a one-time gain in the third quarter of 1995 of $0.55 per share.

     On January 5, 1996, the shareholders of the Company approved an Agreement and Plan of Merger, dated October 9, 1995 (the "Merger Agreement"), to acquire Shoex, which owned and operated six O'Charley's restaurants in Alabama. The transaction was accounted for as a pooling-of-interests. Pursuant to the Merger Agreement, the Company issued 666,666 shares of its Common Stock valued at approximately $9.5 million and assumed approximately $1.9 million in net obligations of Shoex (defined as long-term debt, capitalized lease obligations and working capital deficit). Under the terms of the Merger Agreement, O'Charley's acquired the six restaurants operated by Shoex and regained the rights to develop other O'Charley's restaurants in Alabama, Mississippi and specific locations in Florida and Georgia. The Company recorded merger expenses of approximately $290,000 in the first quarter of 1996 as a result of this transaction.

     During the fourth quarter of 1996, a consent decree approving the definitive settlement agreement of a two-year old class action lawsuit against the Company was approved by the U.S. District Court for the Middle District of Tennessee. The settlement agreement created a settlement pool of $4.8 million for the benefit of the class members, $700,000 for claims administration and fees and $2.0 million for the attorneys representing the plaintiff class. The Company accrued $1.0 million for legal and other expenses related to the settlement. An adjustment of approximately $2.3 million was made to the original accrual in December 1996 as a result of the lower than originally anticipated number of claims submitted by members of the plaintiff class. As of July 13, 1997, the total settlement amount payable to the plaintiff class and their attorneys was expected to approximate $5.2 million, of which approximately $500,000 was to be paid through the issuance of shares of the Company's Common Stock and the remaining amounts were to be paid in cash. As of July 13, 1997, approximately $2.3 million had been paid. The issuance of the shares of the Company's Common Stock and the majority of the remaining additional cash payments were made in the third quarter of 1997. The additional cash will be funded by additional borrowings under the Revolver.

                                    BUSINESS

GENERAL

     The Company owns and operates 79 O'Charley's restaurants located in Alabama, Florida, Georgia, Indiana, Kentucky, Mississippi, North Carolina, Ohio, South Carolina and Tennessee and franchises one O'Charley's restaurant in South Carolina. O'Charley's restaurants are intended to appeal to traditional casual dining customers as well as value-oriented customers by offering high quality food at moderate prices with outstanding customer service. O'Charley's restaurants are open seven days a week, and most offer full bar service.

THE O'CHARLEY'S CONCEPT

     O'Charley's restaurants provide fresh, high quality food at moderate prices in a relaxed atmosphere. The key elements of the O'Charley's concept include the following:

     Variety of Freshly Prepared Items. O'Charley's restaurants offer a varied menu of distinctive American fare made from original recipes. The Company's menu features approximately 45 items including prime rib, steaks, chicken, seafood, made-from-scratch soups, entree salads, sandwiches, pastas and an assortment of appetizers and desserts. All specialty entrees are prepared using aged beef and fresh chicken and seafood, are cooked to order and are served with a choice of soup or salad, fresh yeast rolls and a side item. Most items are prepared on premises using fresh ingredients. To maintain freshness and quality, the Company operates its own commissary at which it ages and cuts its beef and prepares the yeast rolls and salad dressings served in its restaurants. The Company introduced a redesigned menu in the fourth quarter of 1996 and is continually developing new menu items to respond to changing customer tastes and preferences. In addition to its normal menu, the Company's restaurants offer a Sunday brunch, a children's menu and seasonal menu offerings.

     Attractive Menu Pricing. The Company believes its menu offers a compelling value to the traditional casual dining customer while remaining competitive with restaurants targeting value-oriented customers. The Company's prices range from $4.99 to $7.99 for lunch items and from $6.99 to $16.99 for dinner entrees, with many items priced under $10.00. Additionally, the Company offers a "Kids Eat Free" program for children ten and under in most of its restaurants. For the first half of 1997, the average check per customer, including beverages, was $8.20 for lunch and $11.80 for dinner.

     Casual Ambiance. The Company seeks to create a casual, neighborhood atmosphere in its restaurants. The interior decor of the Company's prototype restaurant is open, casual and well lighted and features an exposed kitchen, warm woods, polished brass and brick and neon accents. Hand-painted murals depicting local history, people, places and events tailor the decor of many of the restaurants to the local community. The Company remodels its restaurants on average every three to five years to reflect refinements in the Company's prototype restaurant and changes in customer tastes.

OPERATING STRATEGY

     The Company's objective is to differentiate its restaurants by exceeding customer expectations as to the quality of food and the friendliness of service. To achieve this objective, the Company employs the following key operating strategies:

     Quality Assurance. The Company is committed to providing a broad menu of freshly prepared, high quality items. The Company believes that its menu offerings allow for simplified food preparation, efficient delivery and consistent quality. Unlike most casual dining restaurants, the Company operates its own commissary which enables the Company to better control its food quality and costs. The commissary purchases and distributes food and other supplies to all of the Company's restaurants, operates a USDA-approved facility at which it ages and cuts its beef and prepares fresh breads and salad dressings. Management believes the commissary also provides the Company with a competitive advantage by simplifying purchasing duties of restaurant level management, thus enabling them to focus on restaurant operations.

     Commitment to Value. Management believes that the food quality and service at the Company's restaurants are comparable or superior to that of other casual dining restaurants. The Company believes that its pricing strategy creates an attractive price-to-value relationship, thereby increasing the Company's ability to attract value-oriented customers as well as traditional casual dining customers. O'Charley's restaurants serve fresh yeast rolls with every order and a choice of soup or salad with specialty entree items. Additionally, programs such as "Express Lunch" and "Kids Eat Free" reinforce the Company's value-oriented philosophy.

     Focus on Customer Service. The Company believes that it must provide prompt, friendly and efficient service to ensure customer satisfaction. The Company staffs each restaurant with an experienced management team and keeps table-to-server ratios low. Through the use of customer surveys, management receives valuable feedback on its restaurants and through prompt response demonstrates a continuing dedication to customer satisfaction. The Company also employs a "mystery shopper" program to independently monitor quality control in areas such as timeliness of service, atmosphere, employee attitude and food quality.

     Well-Trained and Highly Motivated Employees. The Company believes a well-trained, highly motivated restaurant management team is critical to achieving the Company's operating objectives. The Company's training and compensation systems are designed to create accountability at the restaurant level for the performance of each restaurant. The Company expends significant resources to train, motivate and educate its restaurant level managers and hourly coworkers. The Company has recently opened a management training facility at its home office in Nashville, Tennessee. Each new manager participates in a comprehensive 12-week training program which combines hands-on experience in one of the Company's training restaurants and instruction at the training facility. To instill a sense of ownership in restaurant management, compensation is based, in part, on restaurant profit, employee turnover and mystery shopper reports. Management believes this focus on unit level operations creates a "single store mentality" and provides an incentive for managers to focus on increasing same store sales and restaurant profitability.

GROWTH STRATEGY

     The Company's growth strategy is to open new Company-owned restaurants and continue increasing sales at existing restaurants. The Company intends to continue clustering new restaurants in existing metropolitan markets, which management believes enhances supervisory, marketing and distribution efficiencies and does not result in a material decrease in sales at existing restaurants. The Company also intends to develop restaurants in selected new metropolitan markets in the Southeast and Midwest and in smaller markets in close proximity to the Company's existing metropolitan markets to enable the Company to utilize existing supervisory, marketing and distribution systems. The Company has opened ten new restaurants to date in 1997 and intends to open three additional new restaurants during the remainder of 1997 and 14 to 16 new restaurants in 1998.

     Management devotes significant time and resources to analyzing prospective restaurant sites and gathering appropriate cost, demographic and traffic data. The Company utilizes an in-house construction and real estate department to develop architectural and engineering plans and to oversee new construction. While the Company prefers to develop its prototype restaurant, the Company considers developing additional O'Charley's restaurants in existing buildings where appropriate. Management believes that its ability to remodel an existing building into an O'Charley's restaurant permits greater accessibility to quality sites in more developed markets. The Company prefers to own, rather than lease, its restaurants.

     In the past, the Company has entered into joint ventures for the development of other restaurant concepts, and from time to time the Company may consider developing additional restaurant concepts in the future.

RESTAURANT DESIGN

     The prototypical O'Charley's restaurant is a freestanding building containing approximately 6,500 square feet and seating for approximately 260 customers, including approximately 50 bar seats. The exterior features old-style red brick, bright red and green neon borders, multi-colored awnings and attractive landscaping. The interior is open, casual and well lighted and features an exposed kitchen, warm woods, polished brass, brick and neon accents, and hand-painted murals depicting local history, people, places and events. In addition, the kitchen design provides the Company with flexibility in the types of food items which can be prepared so that it can adapt to changing customer tastes and preferences.

     The Company remodels its restaurants on average every three to five years to reflect refinements in the Company's prototype restaurant and changes in customer tastes. The Company remodeled 16 restaurants in 1996 and 12 restaurants in the first half of 1997 and plans to remodel an additional 14 restaurants during the remainder of 1997 and in 1998. The average cost to remodel the Company's restaurants in 1996 and for the first half of 1997 approximated $175,000 per restaurant.

UNIT ECONOMICS

     During the 12-month period ended July 13, 1997, the 64 restaurants open throughout the period generated average revenues of $2.5 million, average restaurant cash flow (defined by the Company as restaurant sales less cost of sales, adjusted to exclude rent expense and restaurant supervisory costs) of $632,000, or 25.1% of average restaurant sales, and average restaurant cash flow after depreciation and amortization of $577,000, or 22.9% of average restaurant sales. The Company has opened 22 restaurants since the beginning of 1996, of which 20 included land purchases. The average cost to construct these 20 restaurants was approximately $2.0 million, including land, building and equipment. Preopening costs averaged approximately $155,000 per restaurant. The Company estimates that the cost to develop the Company's prototype restaurant ranges from $1.9 million to $2.2 million, including approximately $900,000 for building costs and $500,000 for equipment. Land cost is estimated to range from $500,000 to $800,000 and will vary according to the site and market. In addition, the Company estimates preopening costs at approximately $150,000 per restaurant.

RESTAURANT OPERATIONS

     Restaurant Management. The Company believes that each O'Charley's restaurant requires an effective management team in order to ensure high quality food and attentive service. Each restaurant typically has six managers (a general manager, three assistant managers, a kitchen manager and an assistant kitchen manager) and approximately 80 full-time and part-time employees. The Company employs area supervisors who have day-to-day responsibility for the operating performance of three to five restaurants. The Company's four regional directors supervise approximately 20 restaurants in their region and are directly involved in the development of new restaurants. The Company's Director of Operations oversees all restaurant operations of the Company.

     The Company has a "3-Point Compensation Plan" which gives general managers an opportunity to participate in the growth of their restaurant and the Company. Pursuant to the 3-Point Compensation Plan, general managers receive a competitive minimum base salary, a quarterly bonus based upon a certain percentage of the profit of the restaurant for which the manager has responsibility and long-term performance-based stock options which provide an incentive for general managers to increase store level profitability and shareholder value. The quarterly bonuses are based on the attainment of certain performance targets that the managers themselves establish each year for their own restaurants.

     As an incentive for restaurant managers to improve sales and operating efficiency, the Company has a monthly incentive compensation plan. Pursuant to this plan, each member of the restaurant management team may earn a bonus, payable during each four-week accounting period, based on a percentage of the sales of the restaurant for which the manager has responsibility. The period bonus is earned when budgeted financial results are achieved, subject to adjustment based upon same store sales increases and certain operating performance factors. The Company believes that its compensation plans, particularly the quarterly bonus, encourage the general managers to establish and implement an annual strategy. The Company's area supervisors, regional directors and senior management also receive incentive based cash bonuses and participate in the Company's senior management stock program pursuant to which they receive performance-based stock options, the vesting of which is based on the Company achieving certain budgeted levels of profitability and the individual achieving goals related to their area of responsibility. The Company's managerial turnover rate was approximately 48% in 1996, and 35% for the first half of 1997.

     Recruiting and Training. The Company emphasizes the careful selection and training of all restaurant employees. The restaurant management recruiting and training program begins with an evaluation and screening program. In addition to multiple interviews, and background and experience verification, the Company conducts a testing procedure designed to identify those applicants who are best suited to manage the Company's restaurant operations. Management trainees are required to complete a 12-week training program, a portion of which is conducted at the Company's training center in Nashville, Tennessee. The training facility has a theater-style auditorium, facilities for operational and information services training and an area for team-building exercises. The program familiarizes new managers with all the responsibilities required at an individual restaurant and with the Company's operations, management objectives, controls and evaluation criteria before they assume restaurant management responsibility. Each new hourly coworker is trained by a qualified in-store trainer called an "ETE" (Educator Through Excellence). Each store has approximately ten ETE's who are qualified and tested in their area of responsibility. Restaurant level management is responsible for the hiring and training of employees but they involve the Company's hourly coworkers in the process. See "Risk Factors -- Labor Cost and Availability."

SUPPORT OPERATIONS

     Commissary Operations. The Company operates its own commissary in Nashville, Tennessee through which it purchases and distributes most of its food products and restaurant supplies. At the commissary, the Company operates a USDA-approved meat processing facility at which it ages and cuts its beef and prepares salad dressings and fresh breads. The commissary primarily services the Company's restaurants; however, it also sells food products and supplies to certain other customers, including retail grocery chains, mass merchandisers and wholesale clubs. Food products and other restaurant supplies are distributed to the Company's restaurants twice each week by Company-operated trucks. Seafood, poultry and most produce, which require more frequent deliveries, are typically purchased locally by restaurant management to ensure freshness. The commissary contains approximately 71,000 square feet of dry storage, 22,500 square feet of refrigerated storage and 16,500 square feet of production facilities.

     Management believes that its commissary enhances its restaurant operations by assisting the Company in maintaining consistent food quality and controlling costs. The commissary also simplifies the restaurant managers' purchasing duties by providing fixed prices on food items and supplies, which allows unit level management to focus on other areas of restaurant operations. The Company establishes food and other product quality standards, and the commissary negotiates directly with food manufacturers and other suppliers to obtain the lowest possible prices at the required quality. The Company also utilizes select long-term contracts on certain items to mitigate short-term food cost fluctuations.

     Quality Control. The Company uses written customer evaluations, which are available to customers in the restaurants, as a means of monitoring customer satisfaction. The Company also employs a "mystery shopper" program to independently monitor quality control in areas such as timeliness of service, atmosphere, cleanliness, employee attitude and food quality. In addition, the Company has established a customer service department that receives calls and routes comments to the appropriate personnel.

     Advertising and Marketing. The Company has an ongoing defined advertising and marketing plan for the development of television, radio and newspaper advertising and also uses point of sale and local store marketing. The Company's advertising focuses on building brand loyalty and emphasizing the distinctiveness of the O'Charley's atmosphere and menu offerings. The Company conducts annual studies of changes in customer tastes and preferences and is constantly evaluating the quality of its menu offerings. The Company expended 2.4% of its 1996 restaurant sales on advertising. The Company introduced a new advertising campaign in the fourth quarter of 1996 to promote its redesigned menu. The Company's advertising expense as a percentage of restaurant sales increased to 2.8% in the first half of 1997 primarily as a result of increased use of television and radio advertising. The Company expects the percentage of restaurant sales devoted to advertising will continue at approximately 3.0% for the remainder of 1997. In addition to advertising, the Company encourages unit level personnel to become active in their communities through local charities and other organizations and sponsorships.

     Restaurant Reporting. Systems and technology are essential for the management oversight needed to monitor the Company's restaurant operations. Operational and financial controls are maintained through the use of point of sale systems in each restaurant and an automated data processing system at the home office. The management accounting system polls data from the point of sale system and generates daily reports of sales, sales mix, customer counts, check average, cash, labor and food cost. Inventories are taken of key products daily and of all products at the end of each four-week accounting period. Management utilizes this data to monitor the effectiveness of controls and to prepare periodic financial and management reports. The system is also utilized for financial and budgetary analysis, including analysis of sales by restaurant, product mix and labor utilization. Planned system developments include additional enhancements, such as sales forecasting, labor scheduling and ordering of food products and supplies from the Company's commissary.

     Real Estate and Construction. The Company maintains an in-house construction and real estate department to assist in the site selection process, develop architectural and engineering plans and oversee new construction. The Company's Director of Real Estate, Chief Executive Officer and Chief Operating Officer, together with other members of management, work actively to analyze prospective sites and maintain and regularly update a broad database of possible sites. Once a site is selected, the Director of Real Estate oversees the zoning process, obtains all required governmental permits, develops detailed building plans and specifications and equips the restaurants.

     Human Resources. The Company maintains a human resources department that supports restaurant operations through the design and implementation of policies, programs, procedures and benefits for the Company's employees. The human resources department also includes an employee relations manager and maintains a toll-free number for employee comments and questions. The Company has had in place for several years a plan to foster diversity throughout its workforce.

PROPERTIES

     The Company currently operates 79 O'Charley's restaurants. The following table sets forth the locations (including the number of restaurants at each location) of the Company's existing O'Charley's restaurants.

ALABAMA                    KENTUCKY                    SOUTH CAROLINA
  Birmingham(4)              Bowling Green               Anderson
  Decatur                    Elizabethtown             TENNESSEE
  Huntsville                 Florence                    Alcoa
  Mobile                     Lexington(2)                Chattanooga(2)
  Montgomery                 Louisville(4)               Clarksville(2)
  Oxford                     Owensboro                   Cleveland
  Tuscaloosa                 Paducah                     Cookeville
FLORIDA                      Richmond                    Gatlinburg
  Pensacola                MISSISSIPPI                   Jackson
GEORGIA                      Biloxi                      Johnson City
  Atlanta(4)                 Hattiesburg                 Knoxville(4)
  Dalton                   NORTH CAROLINA                Lebanon
  Gainesville                Asheville                   Memphis(3)
  Lawrenceville              Raleigh(3)                  Murfreesboro
  Woodstock                  Winston-Salem               Nashville(7)
INDIANA                    OHIO                          Pigeon Forge
  Clarksville                Cincinnati(5)
  Evansville                 Dayton
  Indianapolis(5)


     Currently, the Company has three additional O'Charley's restaurants under construction in Louisville, Kentucky, Spartanburg, South Carolina and Meridian, Mississippi which are expected to open during 1997. The Company's restaurants range in size from approximately 5,000 to 8,500 square feet and have seating for approximately 200 to 265 customers. Of the 79 O'Charley's restaurants, 46 are owned and 33 are leased. See "Risk Factors -- Geographic Concentration."

     The Company's executive offices and its commissary are located in Nashville, Tennessee in approximately 138,000 square feet of office and warehouse space under a lease which expires in March 2002. The Company has the option to extend the term of the lease for two additional five-year terms. The Company has an option to purchase the property at various times during the lease. The Company is in the process of expanding its commissary to add additional freezer storage.

FRANCHISED RESTAURANT

     The Company has one franchisee which owns one O'Charley's restaurant in Greenville, South Carolina. The Company's franchised restaurant is currently operated pursuant to a franchise agreement that provides for royalties of 2.0% of gross sales, marketing contributions of up to 1.0% of gross sales and a 20-year term. The Company retains the right to terminate the franchise agreement in the event of a breach or default under the franchise agreement, including failure to maintain Company operating standards. In addition, the franchisee is required to comply with Company specifications as to space, design and decor, menu items, principal food ingredients and day-to-day operations. The Company does not currently intend to franchise any additional O'Charley's restaurants.

SERVICE MARKS

     The Company has registered the name "O'Charley's" and its logo as a service mark with the United States Patent and Trademark Office. The Company is aware of names and marks similar to the service mark of the Company used by third parties in certain limited geographical areas. Such third party use may prevent the Company from licensing the use of its service marks for restaurants in such areas. Except for these limited geographical areas, the Company is not aware of any infringing uses that could materially affect its business. The Company intends to protect its service mark by appropriate legal action whenever necessary.

GOVERNMENT REGULATION

     The Company is subject to various federal, state and local laws affecting its business. The Company's commissary is licensed and subject to regulation by the USDA. In addition, each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Most municipalities in which the Company's restaurants are located require local business licenses. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. The Company is also subject to federal and state environmental regulations, but such regulations have not had a material adverse effect on the Company's operations to date.

     Approximately 12% of the Company's restaurant sales is attributable to the sale of alcoholic beverages. Each restaurant, where permitted by local law, has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine and in some states or localities to provide service for extended hours and on Sunday. Each restaurant has food service licenses from local health authorities, and similar licenses would be required for each new restaurant. The failure of a restaurant to obtain or retain liquor or food service licenses could adversely affect, or in an extreme case, terminate its operations. However, each restaurant is operated in accordance with standardized procedures designed to assist in compliance with all applicable codes and regulations. The Company is subject in most states in which it operates restaurants to "dram-shop" statutes or judicial interpretations, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance.

     The Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Disabilities Act became effective as to public accommodations in January 1992 and as to employment in July 1992. The Company currently designs its restaurants to be accessible to the disabled and believes that it is in substantial compliance with all current applicable regulations relating to restaurant accommodations for the disabled. The Company intends to comply with future regulations relating to accommodating the needs of the disabled, and the Company does not currently anticipate that such compliance will require the Company to expend substantial funds.

     The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. The Company's restaurant operations are also subject to federal and state minimum wage laws and other laws governing such matters as working conditions, citizenship requirements, overtime and tip credits. In the event a proposal is adopted which materially increases the applicable minimum wage, such an increase would result in an increase in the Company's payroll and benefits expense. See "Risk Factors -- Government Regulation."

EMPLOYEES

     At July 13, 1997, the Company employed approximately 6,300 persons, 110 of whom were home office management and staff personnel, 120 of whom were commissary personnel and the remainder of whom were restaurant personnel. A substantial number of the Company's restaurant personnel are employed on a part-time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its employee relations to be good.

COMPETITION

     The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Such competitors include a large number of national and regional restaurant chains. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are or may be located. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefits costs and the lack of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular. See "Risk Factors -- Competition."

LITIGATION

     On February 15, 1994, a class action suit was filed in the United States District Court in the Western District of Tennessee against the Company, Gregory
L. Burns, David K. Wachtel, Jr., and Charles F. McWhorter (Messrs. Wachtel and McWhorter are former directors and executive officers of the Company). The suit was later transferred to the United States District Court for the Middle District of Tennessee. The suit alleged racially discriminatory job selection, termination and work environment practices in violation of federal law. The suit sought actual, compensatory and punitive damages in an unspecified amount. Although the Company believes the suit was without merit, the Company entered into a settlement agreement in November 1996 in order to permit management to focus its resources on the Company's operation. The Court approved a consent decree approving the definitive settlement of the suit on December 18, 1996. The settlement agreement created a settlement pool of $4.8 million for the benefit of the class members, $700,000 for claims administration and fees and $2.0 million for the attorneys representing the class. The Company accrued an additional $1.0 million for legal and other expenses related to the settlement. An adjustment of approximately $2.3 million was made to the original accrual in December 1996 as a result of the lower than originally anticipated number of claims submitted by members of the plaintiff class. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company is presently a party in a civil action in the United States District Court for the Middle District of Tennessee involving a former general manager of the Company. In September 1995, the Company filed an action against the former employee alleging wrongful conversion of Company funds and fraudulent misrepresentation. The former employee has moved to amend his answer in the civil action filed by the Company claiming damages of $30.0 million relating to counterclaims alleging malicious prosecution and intentional infliction of emotional distress and $600,000 relating to counterclaims alleging breach of contract and race discrimination. To date the Court has not ruled on whether it will allow the former employee to pursue any of the foregoing counterclaims. The Company believes the counterclaims are without merit, intends to vigorously prosecute its claims and vigorously defend any counterclaims. Based on the advice of counsel, the Company believes that to the extent the counterclaims relating to malicious prosecution and intentional infliction are allowed to proceed, it is likely that these counterclaims will be dismissed upon the Company's motion for summary judgment. The Company does not believe the outcome of this proceeding will materially affect its financial condition or results of operations.

     The Company is also involved in litigation and proceedings in the ordinary course of its business. The Company does not believe the outcome of any such litigation will have a material adverse effect upon the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                                   AGE                    POSITION
----                                                   ---                    --------
Gregory L. Burns.....................................  42    President, Chief Executive Officer and
                                                             Chairman of the Board of Directors
Steven J. Hislop.....................................  37    Executive Vice President and Chief
                                                             Operating Officer
A. Chad Fitzhugh.....................................  37    Chief Financial Officer, Secretary and
                                                             Treasurer
William E. Hall, Jr. ................................  42    Vice President -- Operations
John W. Stokes, Jr. .................................  60    Director
Richard Reiss, Jr. ..................................  53    Director
G. Nicholas Spiva....................................  45    Director
H. Steve Tidwell.....................................  55    Director
C. Warren Neel.......................................  58    Director
Samuel H. Howard.....................................  58    Director
Shirley A. Zeitlin...................................  62    Director

     The Company's Board of Directors is divided into three classes of as nearly equal size as possible. The Company's Board of Directors currently consists of eight directors. At each annual meeting of shareholders, directors constituting one class are elected for a three-year term. The terms of Messrs. Stokes, Tidwell and Howard will expire at the 1998 Annual Meeting of Shareholders, the terms of Messrs. Reiss and Spiva and Ms. Zeitlin will expire at the 1999 Annual Meeting of Shareholders, and the terms of Messrs. Burns and Neel will expire at the 2000 Annual Meeting of Shareholders.

     Gregory L. Burns has served as Chairman of the Board and Chief Executive Officer of the Company since February 1994, and as President of the Company since September 1996. Mr. Burns, a director of the Company since 1990, served as Chief Financial Officer of the Company from October 1983 to September 1996, as Executive Vice President and Secretary of the Company from October 1983 to May 1993, and as President of the Company from May 1993 to February 1994. Mr. Burns is a certified public accountant.

     Steven J. Hislop has been Executive Vice President and Chief Operating Officer of the Company since March 1997. Mr. Hislop served as Senior Vice President -- Operations from January 1993 to March 1997, as Vice
President -- Operations from April 1990 to January 1993, and as Director of Operations from September 1989 to April 1990.

     A. Chad Fitzhugh has served as Chief Financial Officer since September 1996, as Secretary of the Company since May 1993, and as Treasurer since April 1990. He served as Controller from 1987 until his appointment as Chief Financial Officer. Mr. Fitzhugh is a certified public accountant.

     William E. Hall, Jr. has served as Vice President -- Operations since March 1997. Mr. Hall served as Director of Operations from December 1996 to March 1997, as a Regional Director of the Company from July 1992 to December 1996, and as an Area Supervisor of the Company from May 1991 to July 1992.

     John W. Stokes, Jr. has served as a director of the Company since 1983. Mr. Stokes has served as Vice Chairman of Morgan Keegan & Company, Inc. since 1983. From 1984 to August 1997, Mr. Stokes served as President of The Equity Capital Markets of Morgan Keegan & Company, Inc., a wholly-owned subsidiary of Morgan Keegan & Company, Inc. Mr. Stokes also serves as a director of RFS Hotel Investors, Inc.

     Richard Reiss, Jr. has served as a director of the Company since 1983. Mr. Reiss is the President of Georgia Advisors, LLC, a private investment management firm. From January 1982 to December 1996, Mr. Reiss was the Managing Partner of Cumberland Associates, Cumberland Partners and Longview Partners, a private investment management firm and two domestic investment partnerships, respectively. Mr. Reiss is also a director of The Lazard Funds, Inc. and Page One Communications, Ltd.

     G. Nicholas Spiva has served as a director of the Company since 1985. Mr. Spiva has served as President of Spiva-Hill Investments, a commercial real estate development company, since 1975. Mr. Spiva was an owner of the original O'Charley's restaurant prior to its acquisition by the Company.

     H. Steve Tidwell has served as a director of the Company since 1988. Mr. Tidwell has served as President of SPFS, Inc., which operates 18 unaffiliated restaurants in five southern states, since February 1991. From January 1987 to February 1991, Mr. Tidwell served as Secretary and Treasurer of SPFS. Mr. Tidwell served as Vice President of Real Estate and Construction at Shoney's, Inc. from December 1978 to January 1987.

     Dr. C. Warren Neel has served as a director of the Company since 1990. Dr. Neel has served as the Dean of the University of Tennessee College of Business Administration since 1977. From October 1985 to January 1987, Dr. Neel was Commissioner of Employment Security of the State of Tennessee. Dr. Neel was a member of the Board of Directors of the Federal Reserve Bank of Nashville from 1980 to 1986, where he served as Chairman in 1985. Dr. Neel is a member of the Board of Directors of Proffitt's Inc., American Healthcorp, Inc., Clayton Homes, Inc. and Promus Hotel Corporation.

     Samuel H. Howard has served as a director of the Company since 1992. Mr. Howard has served as Chairman of Phoenix Holdings, Inc., an investment holding company, since 1989, as Chairman of Phoenix Healthcare Corporation, a health maintenance organization, since April 1993, and as President and Chief Executive Officer of Phoenix Communications Group, Inc., a company engaged in radio broadcasting, since 1971. From 1981 to 1989, Mr. Howard was Senior Vice President, Public Affairs for Hospital Corporation of America. Mr. Howard is a member of the Board of Directors of Genesis Health Ventures, Inc.

     Shirley A. Zeitlin has served as a director of the Company since May 1996. Ms. Zeitlin has served as President and Chief Executive Officer of Shirley Zeitlin & Co., Realtors, a brokerage firm, since 1979. Ms. Zeitlin has served as President and a member of the board of the Tennessee Association of Realtors and the Nashville Board of Realtors and is an incoming vice president of the National Association of Realtors. She was a member of the board of the Federal Reserve Bank of Nashville where she served as chairman in 1991. In addition to serving on the advisory Board of Directors of First American National Bank, Ms. Zeitlin serves on the boards of numerous civic and charitable organizations.

     The Board of Directors has an Executive Committee which is authorized generally to act on behalf of the Board of Directors between scheduled meetings of the Board, subject to certain limitations established by the Board and applicable corporate law. Messrs. Burns, Reiss and Tidwell comprise the Executive Committee.

     The Board of Directors has an Audit Committee for the purpose of recommending the Company's auditors, reviewing the scope of their engagement, consulting with such auditors, reviewing the results of the audit examination, acting as a liaison between the Board and the auditors and reviewing various Company policies, including those related to accounting and internal controls matters. Messrs. Tidwell, Neel and Howard comprise the Audit Committee.

     The Board of Directors has a Compensation Committee for the purpose of evaluating the performance of the Company's officers, reviewing and approving officers' compensation, formulating bonuses for the Company's management and administering the Company's stock incentive plans. Messrs. Stokes, Reiss and Spiva comprise the Compensation Committee.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof, and as adjusted to reflect the sale of the Common Stock offered hereby of (i) each current director and executive officer of the Company, (ii) each Selling Shareholder, (iii) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock and (iv) all current directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown beneficially owned by them, except to the extent such power is shared by a spouse under applicable law.

                                             SHARES BENEFICIALLY   PERCENT BENEFICIALLY   PERCENT BENEFICIALLY
                                               OWNED PRIOR TO        OWNED BEFORE THE       OWNED AFTER THE
NAME                                             OFFERING(1)             OFFERING               OFFERING
----                                         -------------------   --------------------   --------------------
Gregory L. Burns(2)........................         263,939                 3.3%                   2.6%
Steven J. Hislop(2)........................         111,002                 1.4                    1.1
A. Chad Fitzhugh(2)........................          88,496                 1.1                      *
William E. Hall, Jr.(2)....................          28,000                   *                      *
John W. Stokes, Jr.........................         121,562(3)              1.5                    1.2
Richard Reiss, Jr..........................          77,500                 1.0                      *
G. Nicholas Spiva..........................          48,750(4)                *                      *
H. Steve Tidwell...........................          39,000                   *                      *
C. Warren Neel.............................          19,500                   *                      *
Samuel H. Howard...........................          12,750                   *                      *
Shirley A. Zeitlin.........................           4,500                   *                      *
David K. Wachtel, Jr.(5)...................       1,067,599(6)             13.5                   10.8
Wellington Management Company, LLP(7)......         534,000(6)(8)           6.8                    5.4
St. Denis J. Villere & Company(9)..........         485,800(6)              6.2                    4.9
All current executive officers and
  directors as a group (11 persons)........         814,999                 9.8                    7.9

---------------

  * Less than one percent
(1) Includes the following shares which are not currently outstanding but which the named individuals are entitled to acquire within 60 days of the date hereof upon the exercise of options: Gregory L. Burns -- 147,540 shares; Steven J. Hislop -- 91,871 shares; A. Chad Fitzhugh -- 74,820 shares; William E. Hall, Jr. -- 23,400 shares; John W. Stokes, Jr. -- 15,000 shares; Richard Reiss, Jr. -- 15,000 shares; G. Nicholas Spiva -- 15,000 shares; H. Steve Tidwell -- 15,000 shares; C. Warren Neel -- 15,000 shares; Samuel H. Howard -- 12,000 shares; Shirley A. Zeitlin -- 3,000 shares; and all directors and executive officers as a group (11 persons) -- 427,631 shares. The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such persons individually and by the group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.
(2) Messrs. Burns, Hislop, Fitzhugh and Hall have agreed to sell up to 35,000, 15,000, 10,000 and 8,000 shares of Common Stock, respectively, pursuant to the Underwriters' over-allotment option. See "Underwriting."
(3) Includes 43,462 shares owned by Mr. Stokes' wife, as to which Mr. Stokes disclaims beneficial ownership.
(4) Includes 14,500 shares held by a trust for the benefit of Mr. Spiva.
(5) Address: 640 Spence Lane, Suite 123, Nashville, TN 37217.
(6) Based solely upon information contained in a Schedule 13G filed with the Commission.
(7) Address: 75 State Street, Boston, MA 02109.
(8) Wellington Management Company, LLP has shared voting power with respect to 242,000 shares and shared dispositive power with respect to 534,000 shares.
(9) Address: 210 Baronne Street, Suite 808, New Orleans, LA 70112.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the underwriters named below (the "Underwriters") have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names.

                                                                NUMBER OF
  NAME OF UNDERWRITER                                            SHARES
  -------------------                                           ---------
  J.C. Bradford & Co. ........................................    900,000
  NationsBanc Montgomery Securities, Inc......................    900,000
  Morgan Keegan & Company, Inc. ..............................    200,000
                                                                ---------
                 Total........................................  2,000,000
                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.56 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and such concessions may be changed. The Underwriters have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of the shares.

     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 232,000 and 68,000 additional shares of Common Stock, respectively, to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. In the event the Underwriters exercise this option for less than 300,000 shares, the Underwriters will purchase the 68,000 shares being offered by the Selling Shareholders, pro rata, prior to purchasing any shares from the Company. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 2,000,000 shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 2,000,000 shares are being offered.

     The Company, its executive officers, directors and certain of its shareholders have agreed with the Underwriters not to offer to sell or otherwise dispose of any shares of Common Stock they currently own for a period of 120 days from the date of this Prospectus, without prior written consent of J.C. Bradford & Co., except that the Company may issue shares in connection with the exercise of stock options granted pursuant to the Company's stock option plans.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members (if any) who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period"), determined in light of the timing of the pricing of the offering, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under the applicable rules of Regulation M. Rule 103 allows, among other things, an Underwriter or member of the selling group (if any) for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.

     In connection with the offering, the Underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     John W. Stokes, Jr., a director of the Company, is Vice Chairman of Morgan Keegan & Company, Inc., one of the Representatives.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters related to this offering will be passed upon for the Underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                    EXPERTS

     The financial statements of O'Charley's Inc. as of December 29, 1996 and December 31, 1995, and for each of the years in the three-year period ended December 29, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of O'Charley's Inc. as of December 29, 1996 and December 31, 1995, and for each of the years in the three-year period ended December 29, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are qualified in all respects by reference to such document for a more complete description.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files proxy statements, reports, and other information with the Commission. The Registration Statement (with exhibits), as well as such proxy statements, reports and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, at http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or portions of documents filed with the Commission by the Company (File No. 0-18629) are incorporated by reference into this
Prospectus:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996, as amended by the Company's Annual Report on Form 10-K/A dated August 13, 1997;

          (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended July 14, 1996, as amended by the Company's Quarterly Report on Form 10-Q/A dated August 13, 1997;

          (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended October 14, 1996, as amended by the Company's Quarterly Report on Form 10-Q/A dated August 13, 1997;

          (iv) The Company's Quarterly Reports on Form 10-Q for the quarters ended April 20, 1997 and July 13, 1997; and

          (v) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description prior to the termination of this offering.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such information should be directed to A. Chad Fitzhugh, Secretary, O'Charley's Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, (615) 256-8500.

                         INDEX TO FINANCIAL STATEMENTS

                                O'CHARLEY'S INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Balance Sheets at December 31, 1995, December 29, 1996 and
  July 13, 1997 (unaudited).................................   F-3
Statements of Operations for the Years Ended December 25,
  1994, December 31, 1995 and December 29, 1996 and the
  twenty-eight weeks ended July 14, 1996 (unaudited) and
  July 13, 1997 (unaudited).................................   F-4
Statements of Shareholders' Equity for the Years Ended
  December 25, 1994, December 31, 1995 and December 29, 1996
  and the twenty-eight weeks ended July 13, 1997
  (unaudited)...............................................   F-5
Statements of Cash Flows for the Years Ended December 25,
  1994, December 31, 1995 and December 29, 1996 and the
  twenty-eight weeks ended July 14, 1996 (unaudited) and
  July 13, 1997 (unaudited).................................   F-6
Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
O'Charley's Inc.
Nashville, Tennessee:

     We have audited the balance sheets of O'Charley's Inc. as of December 31, 1995 and December 29, 1996 and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O'Charley's Inc. as of December 31, 1995 and December 29, 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 1996, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Nashville, Tennessee
February 6, 1997

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                            DECEMBER 31,   DECEMBER 29,    JULY 13,
                                                                1995           1996          1997
                                                            ------------   ------------   -----------
                                                                                          (UNAUDITED)
                                               ASSETS
Current Assets:
  Cash....................................................    $ 2,576        $  1,616      $  1,683
  Accounts receivable, less allowance for doubtful
     accounts of $92 in 1995, $58 in 1996 and $66 in
     1997.................................................      1,244           1,546         1,770
  Due from related parties................................        108              --            --
  Inventories.............................................      3,780           4,505         5,732
  Preopening costs........................................      1,045           1,097         1,322
  Deferred income taxes...................................        839           2,334         1,912
  Other current assets....................................        971           1,357         2,203
                                                              -------        --------      --------
     Total current assets.................................     10,563          12,455        14,622
Property and Equipment, Net...............................     81,512         103,281       118,389
Other Assets..............................................      1,276           1,423         1,361
                                                              -------        --------      --------
                                                              $93,351        $117,159      $134,372
                                                              =======        ========      ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................    $ 4,423        $  5,022      $  6,226
  Accrued payroll and related expenses....................      3,435           3,365         4,559
  Accrued expenses........................................      4,650           9,162         7,634
  Federal, state and local taxes..........................      2,606           2,461         4,117
  Current portion of long-term debt and capitalized
     leases...............................................      2,793           3,309         4,052
                                                              -------        --------      --------
     Total current liabilities............................     17,907          23,319        26,588
Deferred income taxes.....................................      2,395           1,295         1,295
Long-term debt............................................     11,990          29,822        38,133
Capitalized lease obligations.............................      9,272          11,797        13,055
Shareholders' Equity:

  Common stock -- no par value; authorized, 50,000,000
     shares; issued and outstanding, 7,770,964 in 1995,
     7,854,369 in 1996 and 7,885,581 in 1997..............     28,991          29,592        29,694
  Additional paid-in capital..............................        967             652           652
  Retained earnings.......................................     21,829          20,682        24,955
                                                              -------        --------      --------
     Total shareholders' equity...........................     51,787          50,926        55,301
                                                              -------        --------      --------
                                                              $93,351        $117,159      $134,372
                                                              =======        ========      ========

                       See notes to financial statements.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED                   TWENTY-EIGHT WEEKS ENDED
                                      ------------------------------------------   -------------------------
                                      DECEMBER 25,   DECEMBER 31,   DECEMBER 29,    JULY 14,      JULY 13,
                                          1994           1995           1996          1996          1997
                                      ------------   ------------   ------------   -----------   -----------
                                                                                          (UNAUDITED)
Revenues:
  Restaurant sales..................    $112,183       $138,098       $162,235      $ 84,306      $101,655
  Commissary sales..................      10,483          9,429          2,264         1,241         1,375
  Franchise revenue.................          31             30             31            17            16
                                        --------       --------       --------      --------      --------
                                         122,697        147,557        164,530        85,564       103,046
Costs and Expenses:
  Cost of restaurant sales:
     Cost of food, beverage and
       supplies.....................      41,356         50,687         58,184        30,242        35,247
     Payroll and benefits...........      33,641         41,511         50,227        26,217        31,361
     Restaurant operating costs.....      17,282         20,884         24,504        12,950        14,748
  Cost of commissary sales..........       9,939          8,986          2,156         1,181         1,289
  Advertising, general and
     administrative expenses........       7,717          8,187          9,370         4,802         6,739
  Depreciation and amortization.....       4,711          6,164          8,141         4,229         5,161
  Asset revaluation.................          --             --          5,110         5,110            --
                                        --------       --------       --------      --------      --------
                                         114,646        136,419        157,692        84,731        94,545
                                        --------       --------       --------      --------      --------
Income from operations..............       8,051         11,138          6,838           833         8,501
Other (Income) Expense:
  Interest expense, net.............       1,290          1,920          2,588         1,340         1,971
  Litigation........................          --          1,000          6,200         8,500            --
  Other, net........................        (704)        (8,444)            (6)           92          (147)
                                        --------       --------       --------      --------      --------
                                             586         (5,524)         8,782         9,932         1,824
                                        --------       --------       --------      --------      --------
Earnings (loss) before income
  taxes.............................       7,465         16,662         (1,944)       (9,099)        6,677
Income tax expense (benefit)........       2,236          5,785           (797)       (3,185)        2,404
                                        --------       --------       --------      --------      --------
Net earnings (loss).................    $  5,229       $ 10,877       $ (1,147)     $ (5,914)     $  4,273
                                        ========       ========       ========      ========      ========
Pro forma data:
  Earnings before income taxes as
     reported.......................    $  7,465       $ 16,662
  Pro forma income tax expense......       2,492          6,071
                                        --------       --------
  Pro forma net earnings............    $  4,973         10,591
                                        ========       ========
Earnings (loss) per common
  share(1)..........................    $   0.61       $   1.26       $  (0.15)     $  (0.76)     $   0.51
                                        ========       ========       ========      ========      ========
Weighted average common shares
  outstanding.......................       8,137          8,438          7,802         7,779         8,417
                                        ========       ========       ========      ========      ========

---------------

(1) Earnings per common share for 1994 and 1995 represent pro forma amounts (see
    Note 2 in Notes to Financial Statements).

                       See notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                      COMMON STOCK     ADDITIONAL
                                                    ----------------    PAID-IN     RETAINED
                                                    SHARES   AMOUNT     CAPITAL     EARNINGS    TOTAL
                                                    ------   -------   ----------   --------   -------
Balance, December 26, 1993, as originally
  reported........................................  6,545    $25,656     $   0      $ 7,300    $32,956
  Adjustment to reflect the merger with Shoex,
     Inc. on January 5, 1996......................    667         --       248           --        248
                                                    -----    -------     -----      -------    -------
Balance, December 26, 1993, as adjusted...........  7,212     25,656       248        7,300     33,204
  1994 net earnings...............................     --         --       768        4,461      5,229
  Cash distribution to Shoex, Inc. shareholders...     --         --      (440)          --       (440)
  Exercise of employee stock options including tax
     benefits.....................................    468      2,629        --           --      2,629
  Shares issued under CHUX Ownership Plan.........     19        182        --           --        182
                                                    -----    -------     -----      -------    -------
Balance, December 25, 1994........................  7,699     28,467       576       11,761     40,804
  1995 net earnings...............................     --         --       809       10,068     10,877
  Cash distribution to Shoex, Inc. shareholders...     --         --      (418)          --       (418)
  Exercise of employee stock options including tax
     benefits.....................................     55        320        --           --        320
  Shares issued under CHUX Ownership Plan.........     17        204        --           --        204
                                                    -----    -------     -----      -------    -------
Balance, December 31, 1995........................  7,771     28,991       967       21,829     51,787
  1996 net loss...................................     --         --        --       (1,147)    (1,147)
  Cash distribution to Shoex, Inc. shareholders...     --         --      (315)          --       (315)
  Exercise of employee stock options including tax
     benefits.....................................     65        446        --           --        446
  Shares issued under CHUX Ownership Plan.........     18        155        --           --        155
                                                    -----    -------     -----      -------    -------
Balance, December 29, 1996........................  7,854     29,592       652       20,682     50,926
  Net earnings for the twenty-eight week period
     (unaudited)..................................     --         --        --        4,273      4,273
  Exercise of employee stock options including tax
     benefits (unaudited).........................     32        102        --           --        102
                                                    -----    -------     -----      -------    -------
Balance, July 13, 1997 (unaudited)................  7,886    $29,694     $ 652      $24,955    $55,301
                                                    =====    =======     =====      =======    =======

                       See notes to financial statements.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                      YEAR ENDED                   TWENTY-EIGHT WEEKS ENDED
                                      ------------------------------------------   -------------------------
                                      DECEMBER 25,   DECEMBER 31,   DECEMBER 29,    JULY 14,      JULY 13,
                                          1994           1995           1996          1996          1997
                                      ------------   ------------   ------------   -----------   -----------
                                                                                          (UNAUDITED)
Cash Flows from Operating
  Activities:
  Net earnings (loss)...............    $  5,229       $ 10,877       $ (1,147)     $ (5,914)     $  4,273
  Adjustments to reconcile net
     earnings (loss) to net cash
     provided by operating
     activities:
     Depreciation and
       amortization.................       3,876          4,875          5,982         3,101         3,937
     Amortization of preopening
       costs........................         835          1,289          2,159         1,128         1,224
     Deferred income taxes..........        (216)           936         (2,595)       (1,800)          422
     (Gain) loss on sale of
       assets.......................          --         (7,448)          (157)         (171)           73
     Asset revaluation..............          --             --          5,110         5,110            --
  Changes in assets and liabilities:
     Accounts receivable............        (464)           (84)          (302)         (173)         (224)
     Due from related parties.......        (172)           281            108            --            --
     Inventories....................      (1,446)           699           (725)       (2,377)       (1,227)
     Additions to preopening
       costs........................        (794)        (1,970)        (2,211)       (1,258)       (1,449)
     Other current assets...........        (356)          (120)          (386)       (1,313)         (847)
     Accounts payable...............         705            981            599           741         1,204
     Accrued payroll and other
       accrued expenses.............       2,041          2,241          4,297         5,758         1,324
                                        --------       --------       --------      --------      --------
          Net cash provided by
            operating activities....       9,238         12,557         10,732         2,832         8,710
Cash Flows from Investing
  Activities:
  Additions to property and
     equipment......................     (15,364)       (20,439)       (27,744)      (14,864)      (16,202)
  Proceeds from sale of property and
     equipment......................          48          6,100          1,341           171         1,025
  Proceeds from sale of
     unconsolidated partnership.....          --          7,894             --            --            --
  Other, net........................        (360)           (85)          (516)           49            53
                                        --------       --------       --------      --------      --------
          Net cash used by investing
            activities..............     (15,676)        (6,530)       (26,919)      (14,644)      (15,124)
Cash Flows from Financing
  Activities:
  Proceeds from long-term debt......      13,300          6,000         18,503        14,137         8,400
  Payments on long-term debt and
     capitalized lease
     obligations....................      (8,943)       (11,284)        (3,563)       (3,023)       (2,021)
  Distribution to shareholders of
     acquired entity................        (440)          (418)          (315)         (315)           --
  Exercise of employee incentive
     stock options..................       2,811            524            602           111           102
                                        --------       --------       --------      --------      --------
          Net cash provided (used)
            by financing
            activities..............       6,728         (5,178)        15,227        10,910         6,481
                                        --------       --------       --------      --------      --------
Increase (Decrease) in Cash.........         290            849           (960)         (902)           67
Cash at Beginning of the Period.....       1,437          1,727          2,576         2,576         1,616
                                        --------       --------       --------      --------      --------
Cash at End of the Period...........    $  1,727       $  2,576       $  1,616      $  1,674      $  1,683
                                        ========       ========       ========      ========      ========

                       See notes to financial statements

                                O'CHARLEY'S INC.

                         NOTES TO FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of July 13, 1997, the statements of operations and cash flows for the twenty-eight weeks ended July 14, 1996 and July 13, 1997, the statement of shareholders' equity for the twenty-eight week period ended July 13, 1997, and the footnote disclosures related to such interim statements (the "Interim Financial Information") have been prepared by management of O'Charley's Inc. and are unaudited. In the opinion of management, such Interim Financial Information includes all adjustments, consisting only of normal recurring accruals, which are necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results that may be expected for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the Interim Financial Information. The Interim Financial Information should be read in conjunction with the Company's audited financial statements appearing herein.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     O'Charley's Inc. (the "Company") owns, operates and franchises 70 (at December 29, 1996) full-service restaurant facilities in various cities in 10 southeastern and midwestern states under the trade name of "O'Charley's." The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday in December. While fiscal year 1995 was comprised of 53 weeks, fiscal years 1996 and 1994 were comprised of 52 weeks.

     Financial Statements and these accompanying notes have been restated to reflect the combined operations of the Company and Shoex, Inc., a merger accounted for as a pooling-of-interests (see also Note 2).

     Inventories are valued at the lower of cost (first-in, first-out method) or market and consist primarily of food, beverages and supplies.

     Preopening Costs represent costs incurred prior to a restaurant opening. These costs are capitalized and amortized over a 12-month period commencing the date the restaurant opens.

     Property and Equipment are stated at cost and depreciated on a straight-line method over the following estimated useful lives: buildings and improvements -- 30 years; furniture, fixtures and equipment -- 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the lease term. Equipment under capitalized leases is amortized to its expected value to the Company at the end of the lease term. Property leased to others includes land, buildings and improvements which are depreciated over the Company's standard estimated useful lives for these assets. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are charged to costs and expenses as incurred.

     Excess of Cost Over Fair Value of Net Assets Acquired, which is included in other assets, is amortized over 20 years using the straight-line method. The Company periodically reviews the value of these assets to assess recoverability and impairment, and impairment would be recognized in the statement of operations if a permanent impairment was determined to have occurred.

     Advertising Costs. The Company generally expenses advertising costs as incurred except for certain creative and development production costs which are amortized over its expected period of future benefits.

     Deferred Revenue, which is included in accrued expenses, includes deferred gift certificate revenue. The Company records a deferred liability at the time certificates are sold at an amount equal to the anticipated

                                O'CHARLEY'S INC.

redemption value. The deferred liability is reduced when gift certificates are redeemed; and accordingly, at that time, the Company records restaurant sales.

     Income Taxes are accounted for in accordance with the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

     Stock Option Plan. Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, the compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123(FAS 123), Accounting for Stock-based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, FAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS 123.

     Franchise Revenues. Initial franchise fees are recognized when all material services have been substantially performed by the Company and the restaurant has opened for business. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. Costs associated with franchise operations are expensed as incurred.

     Per Share Data has been computed on the basis of the weighted average number of shares outstanding, including common stock equivalents, which consist of stock options, except for those reporting periods which reflect a net loss, as the inclusion of common stock equivalents in such periods would be anti-dilutive. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted earnings per share is not presented since it approximates earnings per common share. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), which establishes standards for the computation, presentation and disclosure requirements for earnings per share. FAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, and fully diluted earnings per share with diluted earnings per share. It also requires all entities, other than those with simple capital structures, to present basic and diluted per-share amounts on the face of the income statement. FAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. Upon adoption, all calculations of prior period earnings per share will be restated to conform with FAS 128. The Company's pro forma basic and diluted earnings per share as calculated under FAS 128 for the twenty-eight week period ending July 13, 1997, were $0.54 and $0.51, respectively.

     Use of Estimates. Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     Fair Value of Financial Instruments. The Company has adopted Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (FAS 107), which requires

                                O'CHARLEY'S INC.

disclosure of the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate that value. The scope of FAS 107 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations, lease contracts, and all nonfinancial instruments such as land, buildings, and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of December 29, 1996. Book value approximates fair value for substantially all of the Company's assets and liabilities which fall under the scope of FAS 107.

     Impairment of Long-Lived Assets. The Company has adopted Statement of Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All assets that management determined to be permanently impaired have been written down to fair value.

     Certain Reclassifications have been made to the accompanying financial statements for the previous fiscal years to conform to the 1996 presentation.

2. BUSINESS ACQUISITION

     On January 5, 1996, the shareholders of the Company approved an Agreement and Plan of Merger, dated October 9, 1995, to merge with Shoex, Inc. (Shoex), a franchisee of the Company which owned and operated six O'Charley's restaurants in Alabama. The transaction was accounted for as a pooling-of-interests. The Company exchanged 666,666 shares of Company stock valued at approximately $9.5 million. The Company assumed approximately $1.9 million in net obligations of Shoex, Inc. (defined as long-term debt, capitalized lease obligations and working capital deficit). As a result of the merger, O'Charley's owns the six restaurants and the rights to develop other O'Charley's restaurants in Alabama, Mississippi and specific locations in Florida and Georgia. All comparative financial statements presented reflect the combined results of the Company and Shoex for all periods presented.

     Revenues, net earnings and changes in shareholders' equity of the separate companies for the periods preceding the acquisition were as follows (in thousands):

                                                                               CHANGES IN
                                                                     NET      SHAREHOLDERS'
                                                        REVENUES   EARNINGS      EQUITY
                                                        --------   --------   -------------
Fiscal year ended December 25, 1994
  O'Charley's, as previously reported.................  $112,128   $ 4,461        $  --
  Shoex...............................................    13,986       768         (418)
  Pro forma adjustments...............................    (3,417)     (256)          --
                                                        --------   -------        -----
  Combined............................................  $122,697   $ 4,973        $(418)
                                                        --------   -------        -----
Fiscal year ended December 31, 1995:
  O'Charley's, as previously reported.................  $136,605   $10,068        $  --
  Shoex...............................................    14,827       809         (440)
  Pro forma adjustments...............................    (3,875)     (286)          --
                                                        --------   -------        -----
  Combined............................................  $147,557   $10,591        $(440)
                                                        ========   =======        =====

3. ASSET REVALUATION

     Operating losses at certain restaurant units prompted an evaluation of net realizable value of certain assets in accordance with FAS 121. Accordingly, the Company recorded a $5,110,000 charge to earnings for

                                O'CHARLEY'S INC.

assets impaired under FAS 121. This amount represents the difference between fair value and net book value for certain identifiable assets consisting primarily of buildings, improvements and equipment. The fair value for these assets was determined using several evaluation techniques including the present value of estimated expected future cash flows, quoted market prices and prices for similar assets. The $5,110,000 charge is comprised of the following impaired restaurant assets: (1)Assets to be disposed of: $536,000 for two restaurant units which were closed in the third quarter of 1996 and were later sold in 1996 and $1,967,000 for two units which were closed in the third quarter of 1996 and are expected to be disposed of in 1997 having a carrying value on December 29, 1996 of $1,747,000; (2)Assets to be held: $445,000 primarily for restaurant computer equipment and $2,162,000 for five restaurant units expected to remain open or be relocated. The 1996 results of operations for the four units closed include revenues of $4,293,000 and costs and expenses of $4,865,000.

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                    DECEMBER 31,   DECEMBER 29,     JULY 13,
                                                        1995           1996           1997
                                                    ------------   ------------   ------------
                                                                                  (UNAUDITED)
Land and improvements.............................    $ 20,524       $ 26,500       $ 29,205
Buildings and improvements........................      26,582         36,680         43,075
Furniture, fixtures and equipment.................      20,195         26,365         29,701
Leasehold improvements............................      18,332         20,154         22,761
Equipment under capitalized leases................      15,990         19,066         22,858
Property leased to others.........................         951          1,032          1,032
                                                      --------       --------       --------
                                                       102,574        129,797        148,632
Less accumulated depreciation and amortization....     (21,062)       (26,516)       (30,243)
                                                      --------       --------       --------
                                                      $ 81,512       $103,281       $118,389
                                                      ========       ========       ========

5. OTHER ASSETS

     Other assets consist of the following (in thousands):

                                                    DECEMBER 31,   DECEMBER 29,     JULY 13,
                                                        1995           1996           1997
                                                    ------------   ------------   ------------
                                                                                  (UNAUDITED)
Excess of cost over fair value of net assets
  acquired, net of accumulated amortization of
  $144 in 1995, $83 in 1996 and $91 in 1997.......     $  490         $  239         $  231
Prepaid expenses..................................        469            647            714
Trade notes receivable............................        317            537            416
                                                       ------         ------         ------
                                                       $1,276         $1,423          1,361
                                                       ======         ======         ======

                                O'CHARLEY'S INC.

6. ACCRUED EXPENSES

     Accrued expenses include the following (in thousands):

                                                    DECEMBER 31,   DECEMBER 29,     JULY 13,
                                                        1995           1996           1997
                                                    ------------   ------------   ------------
                                                                                  (UNAUDITED)
Deferred revenue-gift certificates................     $  807         $1,151        $    290
Workers' compensation expenses....................      1,363          1,325           1,522
Accrued litigation................................        605          4,627           3,557
Other accrued expenses............................      1,875          2,059           2,265
                                                       ------         ------        --------
                                                       $4,650         $9,162        $  7,634
                                                       ======         ======        ========

7. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                    DECEMBER 31,   DECEMBER 29,    JULY 13,
                                                        1995           1996          1997
                                                    ------------   ------------   -----------
                                                                                  (UNAUDITED)
$70 million revolving line of credit..............    $10,500        $29,000        $37,400
Secured mortgage notes payable....................        845            251            246
Installment notes payable.........................        972            722            643
                                                      -------        -------        -------
                                                       12,317         29,973         38,289
Less current maturities...........................       (327)          (151)          (156)
                                                      -------        -------        -------
                                                      $11,990        $29,822        $38,133
                                                      =======        =======        =======

     On November 22, 1996, the Company entered into an amended and restated revolving credit agreement (the "Credit Agreement") which increased its unsecured line of credit facility to $70 million from $30 million. The Credit Agreement requires monthly interest payments at a floating rate based on the bank's prime rate plus or minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The interest rate spread on the restructured facility is based on certain financial ratios achieved by the Company and is recomputed quarterly. At December 29, 1996, the $29,000,000 outstanding balance carried interest rates from 6.84% (LIBOR rate plus 1.25%) to 7.75% (prime minus
 .5%). The new credit facility includes a provision to extend its November 30, 1999, maturity annually by one year beginning on the first anniversary of the facility. The Credit Agreement also requires the Company to meet certain financial and other covenants. During fiscal 1996, the Company was in compliance with all covenants.

     The secured mortgage note payable at December 29, 1996, bears interest at 10.6% and is payable in monthly installments, including interest, through June 2010. This debt is collateralized by land and buildings having a depreciated cost of approximately $979,000 at December 29, 1996.

     The installment notes payable at December 29, 1996, bear interest at 9.1% and are payable in monthly installments, including interest, through October 2002. Debt of $624,000 is secured by an airplane with a depreciated cost of approximately $605,000 at December 29, 1996. The remaining debt of $98,000, issued in connection with the 1993 merger of Burbet Foods, Inc. is unsecured.

     The annual maturities of long-term debt as of December 29, 1996, are:
$151,000-1997; $143,000-1998; $29,113,000-1999; $124,000-2000; $135,000-2001;
and $307,000 thereafter.

                                O'CHARLEY'S INC.

8. LEASE COMMITMENTS

     The Company has various leases for certain restaurant land and buildings under operating lease agreements. Under these leases, the Company pays taxes, insurance and maintenance costs in addition to the lease payments. Certain leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum rent. The Company leases certain equipment and fixtures under capital lease agreements having lease terms from five to seven years. The Company expects to exercise its options under these agreements to purchase the equipment in accordance with the provisions of the lease agreements.

     As of December 29, 1996, approximately $19,066,000 cost less $4,014,000 accumulated amortization of the Company's property and equipment is under capitalized lease obligations. Interest rates on capitalized lease obligations range from 6.6% to 10.5%. Future minimum lease payments at December 29, 1996, are as follows (in thousands):

                                                              CAPITALIZED
                                                               EQUIPMENT    OPERATING
                                                                LEASES       LEASES
                                                              -----------   ---------
1997........................................................    $ 4,188      $ 3,746
1998........................................................      4,203        3,749
1999........................................................      3,523        3,714
2000........................................................      3,508        3,523
2001........................................................      2,049        3,474
Thereafter..................................................        300       31,267
                                                                -------      -------
Total minimum rentals.......................................     17,771      $49,473
                                                                             =======
Less amount representing interest...........................     (2,816)
                                                                -------
Net minimum lease payments..................................     14,955
Less current maturities.....................................     (3,158)
                                                                -------
Capitalized lease obligations...............................    $11,797
                                                                =======

     Rent expense for operating leases is as follows (in thousands):

                                                                             TWENTY-EIGHT
                                                                              WEEKS ENDED
                                                    FISCAL YEAR           -------------------
                                              ------------------------    JULY 14,   JULY 13,
                                               1994     1995     1996       1996       1997
                                              ------   ------   ------    --------   --------
                                                                              (UNAUDITED)
Minimum rentals.............................  $3,105   $3,525   $3,100     $1,657     $1,755
Contingent rentals..........................     314      428      417        221        245
                                              ------   ------   ------     ------     ------
                                              $3,419   $3,953   $3,517     $1,878     $2,000
                                              ======   ======   ======     ======     ======

9. COMMITMENTS AND CONTINGENCIES

     On February 15, 1994, a class action suit was filed in the United States Federal District Court against the Company and certain of the Company's executive officers and directors. The suit alleged racially discriminatory practices by the defendant parties in violation of federal law. During the fourth quarter of 1996, the Court approved a consent decree which approved a definitive settlement agreement. The settlement agreement provided for a settlement pool of $4.8 million for the benefit of present and past African-American employees of O'Charley's (the "Class") whose claims arose on or after March 31, 1992, reserved $700,000 for claims administration and fees, and included $2.0 million for the attorneys representing the Class. Based on the relatively low number of class members electing to participate in the settlement, the original $7.5 million total

                                O'CHARLEY'S INC.

settlement amount was reduced to approximately $5.2 million. As of December 29, 1996, the Company has paid approximately $1.4 million towards the total settlement.

     As of July 13, 1997, approximately $2.3 million had been paid to the plaintiff class and their attorneys, with an additional cash outlay of $2.4 million expected to be paid in the third quarter of 1997, along with the issuance of shares of the Company's common stock valued at approximately $500,000. The Company believes it has adequately provided for these anticipated future payments in its financial statements.

     As of July 13, 1997, the Company is a party in a civil action in the United States District Court for the Middle District of Tennessee involving a former general manager of the Company. In September 1995, the Company filed an action against the former employee alleging wrongful conversion of Company funds and fraudulent misrepresentation. The former employee has moved to amend his answer in the civil action filed by the Company claiming damages of $30.0 million relating to counterclaims alleging malicious prosecution and intentional infliction of emotional distress and $600,000 relating to counterclaims alleging breach of contract and race discrimination. To date the Court has not ruled on whether it will allow the former employee to pursue any of the foregoing counterclaims. The Company believes the counterclaims are without merit, intends to vigorously prosecute its claims and vigorously defend any counterclaims. Based on the advice of counsel, the Company believes that to the extent the counterclaims relating to malicious prosecution and intentional infliction are allowed to proceed, it is likely that these counterclaims will be dismissed upon the Company's motion for summary judgment. The Company does not believe the outcome of this proceeding will materially affect its financial condition or results of operations.

     The Company is involved in other legal actions incidental to its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's operating results or financial position.

10. INCOME TAXES

     The total income tax expense (benefit) for the fiscal years ending in December is allocated as follows (in thousands):

                                                               1994     1995    1996
                                                              ------   ------   -----
Earnings....................................................  $2,236   $5,785   $(797)
Shareholders' equity, tax benefit derived from non-statutory
  stock options exercised...................................  (1,100)     (77)   (200)
                                                              ------   ------   -----
                                                              $1,136   $5,708   $(997)
                                                              ======   ======   =====

     Effective January 5, 1996, the Company merged with Shoex, Inc. which is accounted for as a pooling-of-interests. Shoex, Inc. was an S Corporation whereby its income was taxable at the shareholder level. Had Shoex been subject to income taxes, additional income tax expense of $256,000 and $286,000 in 1994 and 1995, respectively, would have been recorded. The pro forma data presented on the face of the statements of operations reflect these amounts.

     Income tax expense (benefit) related to earnings for the fiscal years ending in December consists of (in thousands):

                                                               1994     1995     1996
                                                              ------   ------   -------
Current.....................................................  $2,452   $4,849   $ 1,798
Deferred....................................................    (216)     936    (2,595)
                                                              ------   ------   -------
                                                              $2,236   $5,785   $  (797)
                                                              ======   ======   =======

                                O'CHARLEY'S INC.

     Income tax expense (benefit) attributable to fiscal year earnings differs from the amounts computed by applying the applicable U.S. federal income tax rate to pretax earnings (loss) from operations as a result of the following:

                                                              1994    1995    1996
                                                              ----    ----    -----
Federal statutory rate......................................  34.0%   35.0%   (34.0)%
Increase (decrease) in taxes due to:
  State income taxes, net of federal tax benefit............   3.9     3.9     (1.8)
  Utilization of tax credits................................  (5.1)   (2.8)   (21.3)
  Adjustment to deferred tax assets and liabilities for
     change in tax status of Shoex..........................    --      --     12.1
  Earnings attributable to S Corporation....................  (3.4)   (1.7)      --
  Other (primarily goodwill amortization)...................   0.6     0.3      4.0
                                                              ----    ----    -----
                                                              30.0%   34.7%   (41.0)%
                                                              ====    ====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at each of the respective fiscal year ends are as follows (in thousands):

                                                               1995     1996
                                                              ------   -------
Deferred tax assets:
  Accrued expenses, principally due to accruals for workers'
     compensation, employee health and retirement
     benefits...............................................  $  833   $ 1,161
  Accrued litigation........................................     182     1,827
  Other.....................................................     141        27
                                                              ------   -------
          Total gross deferred tax assets...................   1,156     3,015
                                                              ------   -------
Deferred tax liabilities:
  Property and equipment, principally due to differences in
     depreciation and capitalized lease amortization........   2,203     1,468
  Preopening cost, due to cost in excess of amortization....     403       428
  Other.....................................................     106        80
                                                              ------   -------
          Total gross deferred tax liabilities..............   2,712     1,976
                                                              ------   -------
          Net deferred tax liability (asset)................  $1,556   $(1,039)
                                                              ======   =======

     The net deferred tax liability (asset) at December 31, 1995, and December 29, 1996, are recorded as follows (in thousands):

                                                               1995     1996
                                                              ------   -------
Deferred income taxes, long-term liability..................  $2,395   $ 1,295
Deferred income taxes, current asset........................    (839)   (2,334)
                                                              ------   -------
                                                              $1,556   $(1,039)
                                                              ======   =======

     Statement 109 requires an evaluation of the deferred tax asset components and recognition of a valuation allowance if it is determined that more likely than not all or some portion of the deferred asset will not be realized. Based on the Company's history of annual increases in taxable income and management's projections of future taxable income, the Company estimates, it is more likely than not all of the deferred assets will be realized; thus, no valuation allowance is recorded.

                                O'CHARLEY'S INC.

11. SHAREHOLDERS' EQUITY

     The Company's charter authorizes 100,000 shares of preferred stock of which the Board of Directors may, without shareholder approval, issue with voting or conversion rights upon the occurrence of certain events. At December 29, 1996 and July 13, 1997, no preferred shares had been issued.

12. STOCK OPTION AND PURCHASE PLANS

     The Company has four incentive stock option plans: the 1985 Stock Option Plan, the 1989 Consultant Stock Program, the 1990 Employee Stock Plan and the 1991 Stock Option Plan for Outside Directors. Options under these plans include both statutory and nonstatutory stock options and are issued to officers, key employees, nonemployee directors and consultants of the Company. The Company has reserved 3,737,500 shares of common stock for these plans under which the options are granted at 100% of the fair market value of common stock on the date of the grant, expire 10 years from the date of the grant and are exercisable at various times as previously determined by the Board of Directors. The Company accounts for these plans under the direction of APB Opinion No. 25, and accordingly, no compensation cost has been recognized.

     If compensation cost for these plans had been determined consistent with FAS Statement No. 123, the Company's 1995 and 1996 fiscal year net earnings
(loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

                                                                 1995          1996
                                                              -----------   -----------
                               As reported (pro forma in
Net Earnings (Loss):           1995)........................  $10,590,000   $(1,147,000)
                               Pro forma, as adjusted under
                               FAS 123......................  $10,303,000   $(1,493,000)
Earnings (Loss) per Common     As reported (pro forma in
  Share:                       1995)........................  $      1.26   $     (0.15)
                               Pro forma, as adjusted under
                               FAS 123......................  $      1.22   $     (0.19)

     Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     A summary of stock option activity during the periods indicated is as follows:

                                                             NUMBER OF   WEIGHTED-AVERAGE
                                                              SHARES      EXERCISE PRICE
                                                             ---------   ----------------
Balance at December 25, 1994...............................  1,618,225        $ 7.16
  Granted..................................................    457,475         11.75
  Exercised................................................    (69,741)         4.91
  Forfeited................................................    (54,790)         8.97
                                                             ---------       -------
Balance at December 31, 1995...............................  1,951,169          8.22
  Granted..................................................    195,250         12.36
  Exercised................................................    (65,670)         3.91
  Forfeited................................................   (241,140)        10.15
                                                             ---------       -------
Balance at December 29, 1996...............................  1,839,609        $ 8.53
                                                             =========       =======

                                O'CHARLEY'S INC.

     The following table summarizes information about stock options outstanding at December 29, 1996:

                                                  OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                    -----------------------------------------------   ----------------------------
                                      NUMBER       WEIGHTED-AVG.                        NUMBER
                                    OUTSTANDING      REMAINING       WEIGHTED-AVG.    EXERCISABLE   WEIGHTED-AVG.
EXERCISE PRICE                      AT 12/29/96   CONTRACTUAL LIFE   EXERCISE PRICE   AT 12/29/96   EXERCISE PRICE
--------------                      -----------   ----------------   --------------   -----------   --------------
$2.00 to 3.50.....................     188,851       3.3 years            $2.81         165,301         $ 2.85
$4.17 to 6.83.....................     221,900             5.4             5.19         167,825           5.09
$8.41 to 11.67....................   1,180,703             7.2             9.25         453,767           8.89
$12.00 to 14.37...................     248,155             8.9            12.49          40,587          12.71
                                     ---------       ---------            -----         -------         ------
$2.00 to 14.37....................   1,839,609       6.8 years            $8.53         827,480         $ 7.10
                                     =========       =========            =====         =======         ======

     At December 31, 1995, and December 29, 1996, the number of options exercisable was 781,000 and 827,480, respectively, and the weighted-average exercise price of those options was $6.37 and $7.10, respectively.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: risk-free interest rate of 6.7%; expected life of 7.4 years; expected volatility of 41.6%.

     The Company has established the CHUX Ownership Plan for the purpose of providing an opportunity for eligible employees of the Company to become shareholders in O'Charley's. The Company has reserved 450,000 common shares for this plan. The CHUX Ownership Plan is intended to be an employee stock purchase plan which qualifies for favorable federal income tax treatment under Section 423 of the Internal Revenue Code. The Plan allows participants to purchase common stock at 85% of fair market value, which is issued at the end of each Plan year. Contributions of up to 15% of base salary are made by each participant through payroll deductions. The Plan year begins October 1. As of December 29, 1996, 54,000 shares have been issued under this Plan.

13. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) salary reduction and profit-sharing plan called the CHUX Savings Plan. Under the Plan, employees, including Shoex employees, can make contributions up to 15% of their annual compensation. The Company contributes annually to the Plan an amount equal to 40% of employee contributions, subject to certain limitations. Additional contributions are made at the discretion of the Board of Directors. Company contributions vest at the rate of 20% each year beginning after the employee's initial year of employment. Company fiscal year contributions were approximately $65,000 in 1994, $77,000 in 1995 and $84,000 in 1996.

14. RELATED-PARTY TRANSACTIONS

     As discussed in the Business Acquisition footnote, the Company merged with Shoex, Inc. on January 5, 1996. An officer and a director of the Company each had an interest in Shoex and, accordingly, received their respective pro rata share of the Company's Common Stock which was issued to the shareholders of Shoex. Previous to the merger, the Company's commissary sold food products and supplies to Shoex, and the Company also received a fee for providing accounting and administrative services. The merger with Shoex is accounted for as a pooling-of-interests; therefore, all related-party transactions previously reported have been eliminated through the restatement of the financial statements.

     An officer of the Company, a principal shareholder, and certain directors own a certain percentage of partnerships which have lease agreements with the Company for eight of its restaurant facilities. The leases expire at various times through 2012, with options to renew for a term of 10 years. The lease agreements grant

                                O'CHARLEY'S INC.

the Company an option to purchase the properties at fair market value at any time during the term of the lease.

     On July 26, 1995, the Company sold substantially all of its interest in Logan's Partnership (Logan's) upon Logan's initial public offering. An officer and a director of the Company, at that time, had an ownership interest in Logan's. The Company received $7.9 million net proceeds from the sale of its Logan's shares. In addition, Logan's Partnership purchased all five of the Logan's restaurant properties owned by the Company at their appraised fair market value of approximately $6.1 million. As a result of the transactions, the Company reported a one-time gain (included in other income, net) of approximately $7.4 million in 1995 or $0.55 per share. During the time of the Company's ownership in Logan's, the Company owned certain land, building and improvements and leased certain property which was leased or subleased to Logan's Partnership. Each of the leases was treated as an operating lease and provided for additional contingent rentals based on a percentage of sales in excess of minimum rent. Additionally, the Company guaranteed a line of credit and equipment leases on behalf of Logan's Partnership, sold products from the Company's commissary and provided accounting and administrative services to the Partnership for a fee. Previously, the Company's commissary sold products to other restaurant entities controlled by a director of the Company and certain of its officers.

     In the opinion of management and the Company's Board of Directors, all related-party transactions, including terms and amounts, are comparable to those which could be obtained from unaffiliated third parties.

     The aforementioned related-party transactions are reflected in the Company's fiscal year financial statements as follows (in thousands):

                                                             1994      1995      1996
                                                            -------   -------   -------
BALANCE SHEETS
Current Assets:
  Due from related parties................................  $   388   $   108   $    --
Property and equipment, net (property leased to others)...    4,630        --        --
Other Assets:
  Investment in unconsolidated partnership................      283        --        --
STATEMENTS OF OPERATIONS
Revenues:
  Commissary sales........................................    4,075     6,463        --
Costs and Expenses:
  Restaurant operating costs:
     Rent expense.........................................      859       843       843
     Contingent rentals...................................      219       256       293
  Depreciation and amortization (property leased to
     others)..............................................       57        69        --
Other (Income) Expense:
  Interest income (guarantee fee).........................      (15)      (54)       --
  Other, net:
     Accounting and administrative fees...................      (68)      (56)       --
     Net rental income....................................     (396)     (534)       --
     Equity earnings in Partnership.......................     (328)     (273)       --
     Gain on sale of assets...............................       --    (7,448)       --
STATEMENTS OF CASH FLOWS
Cash Flows From Investing Activities:
  Additions to property and equipment.....................   (3,285)       --        --
  Proceeds from sale of property and equipment............       --     6,100        --
  Proceeds from sale of unconsolidated partnership........       --     7,894        --

                                O'CHARLEY'S INC.

15. STATEMENTS OF CASH FLOWS

     Supplemental disclosure of cash flow information is as follows (in thousands):

                                                                                   TWENTY-EIGHT
                                                                                   WEEKS ENDED
                                                       FISCAL YEAR             --------------------
                                              ------------------------------   JULY 14,    JULY 13,
                                                1994       1995       1996       1996        1997
                                              --------   --------   --------   --------    --------
                                                                                   (UNAUDITED)
Cash paid for interest......................   $1,300     $2,158     $3,074     $1,617      $1,864
Additions to capitalized lease
  obligations...............................    2,938      6,242      5,922      2,789       3,932
Income taxes paid...........................    1,404      4,508      1,979      1,857       1,235

16. SELECTED QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for 1995, 1996 and 1997 is shown below (in thousands, except per share data):

                                                 FIRST        SECOND       THIRD        FOURTH
                                                QUARTER      QUARTER      QUARTER      QUARTER
                                               (16 WEEKS)   (12 WEEKS)   (12 WEEKS)   (12 WEEKS)
                                               ----------   ----------   ----------   ----------
Year Ended December 31, 1995(1)
  Net revenues...............................   $41,858      $33,676      $34,091      $37,932
  Income from operations.....................     3,120        2,520        2,449        3,049
  Net earnings...............................     1,242        1,493        6,050        1,805
  Earnings per common share..................       .15          .18          .72          .21

                                                 FIRST        SECOND       THIRD        FOURTH
                                                QUARTER      QUARTER      QUARTER      QUARTER
                                               (16 WEEKS)   (12 WEEKS)   (12 WEEKS)   (13 WEEKS)
                                               ----------   ----------   ----------   ----------
Year Ended December 29, 1996
  Net revenues...............................   $47,079      $38,485      $39,295      $39,671
  Income (loss) from operations..............     3,258       (2,425)       2,852        3,153
  Net earnings (loss)........................     1,569       (7,483)       1,497        3,270
  Earnings (loss) per common share...........       .19         (.96)         .18          .39

                                                 FIRST        SECOND
                                                QUARTER      QUARTER
                                               (16 WEEKS)   (12 WEEKS)
                                               ----------   ----------
Year Ended December 28, 1997
  Net revenues...............................   $56,635      $46,411
  Income from operations.....................     4,500        4,001
  Net earnings...............................     2,262        2,011
  Earnings per common share..................       .27          .24

---------------

(1) The income tax expense and net earnings for 1995 represent pro forma amounts (see Notes 2 and 10).

                      Omitted Graphic and Image Material

        The following graphic and image material is omitted from the form of prospectus filed electronically:

Inside Back Cover and Fold-out:

        1. A copy of the O'Charley's menu.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSONS MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Price Range of Common Stock and
  Dividend Policy.....................   10
Use of Proceeds.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   24
Management............................   32
Principal and Selling Shareholders....   34
Underwriting..........................   35
Legal Matters.........................   36
Experts...............................   36
Available Information.................   37
Incorporation of Certain Information
  by Reference........................   37
Index to Financial Statements.........  F-1

            ======================================================
            ======================================================

                               2,000,000 SHARES

                               O'CHARLEY'S LOGO

                                 COMMON STOCK

                          -------------------------
                                  PROSPECTUS
                          -------------------------

                              JC Bradford & Co.

                            NationsBanc Mongtomery
                               Securities, Inc.

                                Morgan Keegan
                               & Company, Inc.



                               October 16, 1997

            ======================================================